Exhibit 99.1

Toward Sustainable Healthcare
2002 Sustainability Report

Contents

Management Statement
Profile: Aventis Around the World
Vision and Strategy: Sustainable Healthcare Makes Good Business Sense
Governance Structure and Management Systems: Building and Maintaining a Framework for Sustainable Healthcare
Economic Performance: Contributing to the Well-Being of Stakeholders and Society
Social Commitment: Making a Difference in People’s Lives and Communities
Environment Health Safety: Conserving Resources, Protecting the Environment and Providing Safe Workplaces
Awards: Recognition of Our Social and EHS Performance
Appendix: Therapeutic Proteins
Index: Social and Environmental Information
Index: Global Reporting Initiative (GRI) Content
Third-Party Verification Statement

DISCLAIMER

Additional information on many of the topics in this report is available on our Web site (www.aventis.com), including details on the company’s financial performance in the Aventis Annual Report 2002 on Form 20-F for the year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission.

Portions of this “Aventis Sustainability Report for 2002” are incorporated by reference into the Document de Référence.

For other information which is part of the Management Board report to be presented to the Annual General Meeting in accordance with French Commercial Law, see “Item 5. Operating and Financial Review and Prospects” of the Annual Report on Form 20-F of Aventis for the year ended December 31, 2002.

An index on page 46 lists the relevant social and environmental information.

© Copyright March 2003 Aventis

REPORT COVERAGE

This report summarizes the activities of the prescription drug and human vaccine businesses of Aventis worldwide as they relate to our journey towards sustainable healthcare, which encompasses not only environmental, health and safety issues but also social, ethical and economic topics of importance to our stakeholders. The reporting period covers the calendar year 2002, unless otherwise noted. This document updates the information found in the Aventis 2001 Progress Report. Additional information is provided on the Sustainability Forum at www.aventis.com/sustainability.

REPORT FORMAT

This report format follows the Global Reporting Initiative (GRI) 2002 Sustainability Reporting Guidelines. The GRI was established in late 1997 with the mission of developing voluntary, globally applicable guidelines for reporting on economic, environmental and social performance (www.globalreporting.org).

Convened by the Coalition for Environmentally Responsible Economies (CERES) in partnership with the United Nations Environment Programme (UNEP), the GRI incorporates the active participation of corporations, non-governmental organizations, accountancy organizations, business associations and other stakeholders from around the world.

REPORT VERIFICATION

In 2002, our data collection and reporting processes were reviewed by two independent parties, PricewaterhouseCoopers and Gerling Risiko Consulting, whose verification statement is included at the end of this report.

For further information on this report, please contact:

Patricia C. Solaro
Phone: +33 3 88 99 11 47
Fax: +33 3 88 99 16 25
E-Mail: patricia.solaro@aventis.com

Aventis
Communications and Public Affairs
67917 Strasbourg
Cedex 9, France

Veronica M. Gliebe
Phone: +908-231-4106
Fax: +908-231-3736
E-Mail: veronica.gliebe@aventis.com

Aventis
EHS Infrastructure Support
Route 202-206, P.O. Box 6800
Bridgewater, NJ 08807-0800, USA

On the cover: The saxophone is a symbol of the Jazz Scenario, developed by the World Business Council for Sustainable Development (WBCSD) to explore responses by business to the challenges of sustainable development. Aventis, a member of the WBCSD, began its own scenario project in 2002 designed to explore its own commitment to sustainable healthcare. For more information, visit the Sustainability Forum at www.aventis.com/sustainability.

Chairman’s Message

Dear Stakeholders,

Having successfully completed our strategic repositioning, Aventis is now a pure pharmaceutical company. We are focusing exclusively on brand-name prescription drugs and human vaccines, and are dedicating the company’s resources to strengthening our competitive position by expanding our networks and optimizing our product and geographic mix. We have set ambitious objectives, which include increasing the efficiency and productivity of our research efforts, delivering compounds in our pipeline to market and maximize the value of our products to patients and physicians. Our strategic imperative is product leadership. Acting with the highest responsibility, we aim to discover, develop, supply and successfully commercialize products that make a real difference to their users.

The core strategy of Aventis is to create value for our stakeholders. We have pledged to rapidly develop, launch and successfully offer innovative pharmaceuticals that satisfy the unmet medical needs of large patient populations — and do it in ways that society accepts. We are focused on delivering effective and cost-efficient healthcare solutions at a time of dramatic advances in technology and challenging economics — a concept that we call sustainable healthcare. Sustainable healthcare involves undertaking efforts on various fronts that will add financial value to the company’s social and environmental performance. This means acting in an environmentally sound manner; enhancing the appropriate and affordable provision of medical services; facilitating broad access to, and choice of, healthcare products. It also implies a shared obligation between all members of society.

The cornerstones of our success are our employees and our commitment to responsible innovation. By converting scientific knowledge into marketable drugs and partnering with centers of scientific excellence, we plan to ensure a steady stream of innovative pharmaceutical products that will fuel our long-term growth and enhance our profitability. This, of course, requires substantial and sustained investment in people, processes and technologies that drive and foster innovation while also demonstrating environmental stewardship and social commitment. Strong financial performance is therefore a prerequisite to the sustainable growth of our company. Without it we would not be able to attract shareholders or employees to Aventis, finance the development and supply of innovative products, or contribute to the economic vitality of the communities where we operate.

On the other hand, we recognize that we maintain our “license to operate” not just by delivering excellent earnings and cash flow but also by being a positive force and responsible participant in the framework in which we operate. We are committed to being a solid corporate citizen and to operate in a manner that is sustainable environmentally, socially and economically.

Igor Landau
Chairman of the Management Board

At Aventis, we are committed to being a leader in EHS within the pharmaceutical industry. Our EHS accomplishments, which we discuss later in this report, remain a fundamental pillar of our approach to sustainable healthcare. We continue to implement our Journey to EHS Excellence, which began in 2001 and will continue through 2006. Our journey is helping us to achieve long-term goals of eliminating occupational injuries and illnesses, conserving resources and protecting the environment. Pursuing this is not only our responsibility as a corporate citizen, but it will also deliver business value to Aventis shareholders.

Today’s clearly defined company boundaries are disappearing. In order to meet new requirements of flexibility and increased speed, we have to think along new lines and integrate future developments into our current research and business. We increase our innovative abilities by forming partnerships and alliances with research institutes and high-tech companies. In this way we no longer work in hierarchical structures but via networks. In the pharmaceutical business, we are participating in innovative processes by cooperating with external interdisciplinary teams. The challenge is to orchestrate this virtual organization in a sustainable way. This approach requires more intensive, timely dialogue with all our stakeholders within and outside the company. We must develop agendas that include the dimensions influencing strategic outcomes.

Huge challenges lie before us.

Recent corporate scandals of other major companies have drawn attention to business ethics and there is a clear demand for greater transparency and accountability. Our stakeholders not only want to know what products and services we offer, but also want to be assured that the way we are developing, manufacturing and marketing them meets the highest ethical standards with regard to competition law, marketing standards, sustainability and conflict of interest in medical research, to name a few. Complete openness and integrity are of utmost importance to us as well, which is why we asked PricewaterhouseCoopers and Gerling Risiko Consulting to verify the information provided within this document.

This report describes activities that demonstrate our commitment to sustainable healthcare. Last year we started our journey. This year we report on how we are actively engaging with our stakeholders and forging partnerships toward the goal of achieving sustainable healthcare, as we find acceptable ways going forward and develop additional standards of good practice for our business activities. We describe our successes — from meeting our 2002 Journey to EHS Excellence goals to our support for programs to increase access to medicines. And we discuss the challenges we face in moving from the more intangible policies, visions and values to concrete actions targeted to add value for all of our stakeholders inside and outside Aventis.

Stakeholder feedback is an important element of the way we do business. I invite your comments at sustainablehealthcare@aventis.com on this report and your thoughts about the challenges that we face today and in the future.

Igor Landau
Chairman of the Management Board

Aventis Around the World

Aventis is a leading global pharmaceutical company dedicated to improving life by treating and preventing human disease through the discovery and development of innovative pharmaceutical products. Aventis focuses on prescription drugs for important therapeutic areas, such as oncology, cardiology and diabetes, as well as on human vaccines. In 2002, Aventis generated sales of €17.6 billion, invested approximately €3.1 billion in research and development and employed around 71,000 people in its core business.

In this section

•                  Products

•                  Operational Structure

•                  Markets Served

Aventis is a stock corporation under French Commercial Law (société anonyme — SA), headquartered in Strasbourg, France. Aventis employees own approximately 3.5% and Kuwait Petroleum Corporation approximately 13.5%. Investors in France hold approximately 21.5% of the outstanding share capital, as do those in North America. Investors in the UK/Ireland account for 13.5%, Germany 8.9% and the rest of Europe approximately 12.1%.

Our core business comprises activities in branded prescription drugs and human vaccines as well as our 50% equity interest in the animal health joint venture Merial with Merck & Co., Inc. As in our most recent Progress Report published in 2001, this report does not cover the activities of Merial. We do not consolidate sales of Merial, however, our 50% interest in its earnings are included under the equity method.

PRODUCTS

The product range of Aventis includes a wide selection of branded prescription drugs, human vaccines and therapeutic proteins. Our core strategic brands comprise the non-sedating antihistamine Allegra/Telfast, the antithrombotic agent Lovenox/Clexane, the oncology drug Taxotere, the diabetes drug Lantus, the antihypertensive Delix/Tritace, the anti-infective Ketek and the osteoporosis drug Actonel (co-developed and co-marketed with Procter & Gamble).

We also offer the broadest range of human vaccines in the industry through our vaccine business Aventis Pasteur. Our leading vaccine brands include Vaxigrip, Fluzone and Mutagrip for influenza and IPOL/Imovax Polio for polio. We also offer pediatric combination vaccines under the trade names Hexavac, Pentacel and Tetravac and a range of vaccines for travelers (yellow fever, Japanese encephalitis, etc.).

OPERATIONAL STRUCTURE

The operational structure of Aventis consists of operating subsidiaries in nearly 100 countries around the world, which conduct the company’s prescription drug and human vaccines business in their respective markets. The business functions Finance, Legal, Communications, Commercial Operations, Drug Innovation & Approval, Human Resources, Industrial Operations and Information Solutions are organized globally. The Aventis Management Board sets the strategy and oversees the global operations of the company.

The principal subsidiaries in the prescription drugs business are Aventis Pharmaceuticals Inc., Aventis Pharma S.A., Aventis Pharma Deutschland GmbH and Aventis Pharma (Japan) Ltd. The human vaccines business is operated by Aventis Pasteur, which is headquartered in Lyon, France.

From left: Frank L. Douglas, Larry Bell, Sol Rajfer and Günther Wess, R & D Day 2002 in London.

MARKETS SERVED

Accounting for 63.5% of our core business sales, the world’s four largest pharmaceutical markets, i.e. the United States, France, Germany and Japan, are the main focus of our commercial efforts.

Our prescription drug business is conducted in the U.S. by Aventis Pharmaceuticals Inc., which is headquartered in Bridgewater, New Jersey. In 2002, sales in the U.S. amounted to €6.9 billion, equivalent to 39% of our worldwide sales. Nearly 11,000 people work for Aventis in Commercial Operations, Drug Innovation and Approval, and Industrial Operations in the U.S. A company sales force of about 4,400 serves the world’s largest pharmaceutical market, which represents 50% of the global pharmaceutical market. Manufacturing operations are conducted at plants in Kansas City and in Manati, Puerto Rico. U.S. drug discovery activities, which are focused on immunology, the central nervous system, respiratory disease and rheumatoid arthritis, are headquartered in Bridgewater, as is the Global Drug Development Center, which manages the late-stage development and approval process.

Changes Since the 2001 Progress Report

This report does not cover the therapeutic proteins business Aventis Behring, with the exception of performance data provided in the Appendix. Although we still consolidate this business in full, it is no longer considered “core.”

Aventis Pharma S.A. is the largest pharmaceutical company in France. In 2002, sales by Aventis in France totaled € 2.3 billion, making France the second-largest national market for Aventis. France is also our second-largest manufacturing and production location, with Active Pharmaceutical Ingredient (API) operations and Drug Product (DP) operations at 13 sites. API and DP operations in France respectively account for 60% and 25% of global production by Aventis. Within the French pharmaceutical industry, Aventis Pharma invests the most in research and development and is the leading manufacturer and exporter. With a workforce of approximately 13,700, Aventis is also the largest employer in the French pharmaceutical industry.

Aventis Pharma Deutschland GmbH, headquartered in Bad Soden near Frankfurt am Main, is the German prescription drugs business of Aventis. In 2002, Aventis in Germany generated sales totaling €1.1 billion, and had approximately 9,000 employees. Aventis Pharma Deutschland GmbH is the leading research-based pharmaceutical company in terms of both sales and R&D investments in Germany.

Germany is the company’s third-largest market in terms of sales and is also one of the three strategic locations for research and development as well as production and manufacturing. Around 5,600 people are based at the Höchst Industrial Park in Frankfurt-Höchst. Drug discovery activities are conducted at Frankfurt-Höchst, as are Active Pharmaceutical Ingredient and Drug Product operations and process development, quality, environmental, health and safety activities.

Japan is the second largest national pharmaceutical market in the world, accounting for a 15% share of prescription drug sales. Aventis Pharma (Japan) Ltd., which generated sales of € 923 million in 2002, is one of the leading non-domestic pharmaceutical companies in Japan and ranks fourth in terms of country sales by Aventis. Approximately 2,900 employees work in Commercial Operations, Drug Innovation & Approval, and Industrial Operations for Aventis in Japan.

Our vaccines business Aventis Pasteur holds a leading position in most countries. In 2002, Aventis Pasteur generated sales of €1.6 billion and employed more than 7,800 people worldwide. In the United States, which accounts for 40% of the global vaccine market, Aventis Pasteur is one of the top two vaccine companies. In Europe, Aventis Pasteur MSD, a 50-50 joint venture between Aventis Pasteur and Merck & Co., commercializes our vaccines in 19 countries in Europe. In emerging countries, which account for 80% of the world population, Aventis Pasteur has established a leading position, notably in Latin America and increasingly in Asia, where it has been expanding its presence.

Reporting Profile

Aventis supports the following reporting principles, which are identified in the 2002 GRI Sustainability Reporting Guidelines, and has worked to apply these principles to the preparation of this report:

• Transparency

• Inclusivity

• Auditability

• Completeness

• Relevance

• Sustainability Context

• Accuracy

• Neutrality

• Comparability

• Clarity

• Timeliness

New Aventis Research Center at the Höchst Industrial Park, Frankfurt, Germany.

Sustainable Healthcare Makes Good Business Sense

Sustainable healthcare is about understanding and managing the impact of our business on society and vice versa by balancing short- and long-term interests. We believe that our long-term, sustainable and profitable business success will be determined by our capacity to develop and market — in a manner which society accepts — innovative pharmaceuticals that patients need. It is a challenge that reaches into every aspect of our business.

In this section

•                  Approach to Sustainable Healthcare

•                  Intellectual Property Rights

•                  Beyond Philanthropy

•                  Corporate Responsibility and Accountability

•                  Innovation with Responsibility

•                  The Journey to EHS Excellence Continues

Aventis Annual General Meeting, May 14, 2002 in Strasbourg, France.

Our journey toward sustainable healthcare has a two-fold dimension. First, the concept of sustainable healthcare helps us develop our business in line with society’s needs and expectations in order to minimize economic, environmental and social business risks. This can be accomplished by providing not only drug products but also patient solutions and services (i.e. disease management). Second, while considering the challenges of products and technologies, limitations as well as business opportunities arise for companies that can provide drugs and medical services in specific therapeutic areas that improve people’s lives in both developed and developing countries.

APPROACH TO SUSTAINABLE HEALTHCARE

The key elements of the Aventis approach to sustainable healthcare have been expressed by Igor Landau, Chairman, at the Sustainability Forum on www.aventis.com/sustainability. Sustainable healthcare encompasses:

•                  a business challenge to improve the quality of human life and deliver effective and cost-efficient healthcare solutions

•                  a shared obligation between all parts of society (business, governments and civil society organizations)

•                  a collaborative effort that requires actively engaging our stakeholders along the pharmaceutical value chain

But what is sustainable healthcare, and how does it help us to ensure and improve access to sustainable markets?

Pharma Scenarios

As a result of dramatic changes in the external environment, the pharmaceutical industry faces a variety of future challenges. These include escalating pressure on drug prices, threats to intellectual property rights, increased regulatory scrutiny, changes in the science and perception of health and disease, and relentless demand for more transparency and corporate responsibility. In order to focus our discussion on appropriate strategies to implement the concept of sustainable healthcare against the backdrop of these challenges, Aventis has started a sector-specific scenario project. These scenarios provide potential, yet plausible, alternatives to obtain a better understanding of strategic risks and opportunities for our company.

For more information visit the Sustainability Forum at www.aventis.com/sustainability.

INTELLECTUAL PROPERTY RIGHTS

Knowledge and information are crucial economic resources. Companies need a clear and predictable framework for innovation due to the fact that large and significant decisions and investments must be made sometimes a decade in advance. In order to remain a leader in drug development, there must be a return on investment for innovators while averting a “free ride” for those that seek to use knowledge without contributing to the costs. To identify new options for business to balance privacy and public health concerns, Aventis participated in a World Business Council for Sustainable Development (WBCSD) project on Intellectual Property Rights (IPR) with input from a wide range of stakeholders. The results of this dialogue were presented as a stakeholder-shared input at the World Summit for Sustainable Development in Johannesburg and serve as the basis of our position on IPRs. Aventis believes that most public health problems are a shared obligation requiring the political will to find solutions, as well as the development of strong healthcare systems that can provide the necessary products and services..

“Access to healthcare for all should be a primary goal for all societies. Aventis supports this societal goal through its work, philanthropy, and commitment to innovation. We encourage, on a global basis, the adoption of public policies that ensure a standard of living adequate for the health and well-being of all individuals and families, particularly with respect to medical care. We believe that partnerships involving non-governmental organizations, public authorities, and health sector firms are the best pathways to effective solutions for the real, day-to-day needs of patients worldwide.”

Richard J. Markham
Vice Chairman of the Management Board and Chief Operating Officer

BEYOND PHILANTHROPY

The healthcare problems of developing countries stimulated by a growing population (e.g., specific epidemics like AIDS, malaria and tuberculosis) as well as the healthcare challenges in the developed world, intensified by an aging population, are increasingly influencing political debate. Public and private sectors must cooperate closely, with each functioning in a role for which they are best equipped. Aventis is focusing on core competencies and strengthening efforts to engage local communities in stimulating their capabilities and minimizing the dependence on outside intervention. Public-private partnerships, differential pricing, as well as disease management and prevention programs are part of our contribution to broader-based solutions regarding access to healthcare.

For more details on our efforts and partnership programs, please refer to the Social Commitment section of this report.

CORPORATE RESPONSIBILITY AND ACCOUNTABILITY

Aventis develops and markets products and services that improve the quality of people’s lives while creating value for its customers, employees, shareholders and society at large. As a global corporate citizen, Aventis is responsible and accountable to the societies in which it operates. We want to be known and respected as a company that conducts business by applying high ethical standards that meet or exceed relevant legal and regulatory requirements. As part of our new governance structure, Aventis has set up a compliance team centralizing efforts to ensure compliance with our company’s values and policies.

INNOVATION WITH RESPONSIBILITY

As an innovative pharmaceutical company, Aventis is using science-based technology to discover and develop drugs for unmet medical needs. Technologies such as genetic engineering hold the promise of new medical treatments, yet some question their social and ethical implications. We may even face new risks and social dilemmas arising from novel scientific developments. We feel that the best method to determine society’s acceptance of new technologies is by consulting our stakeholders early in the development process.

Pharmacogenomics and Pharmacogenetics

Scientists are studying how genes and their products affect the variability in drug and disease responses observed in individuals and populations. An increased knowledge and understanding of the genome and genetic polymorphisms (genetic variability) could lead to better therapeutic targets and agents with enhanced risk/benefit profiles. The identification of individuals who respond differentially (responders vs. non-responders) to certain therapies or who have more susceptibility to adverse or safety-related drug reactions may provide faster development of more specific drug therapies. However, some people are concerned about the potential ethical, social, and safety implications of this type of research and development. Issues have been raised concerning potential discrimination in treatment options, including genetic privacy, and proper attention to “orphan” genotypes. Aventis is working with stakeholders to better understand and address their concerns regarding these research tools while at the same time strengthening its commitment to this emerging area of science. (A glossary is provided on the Sustainability Forum at www.aventis.com/sustainability.)

UN Global Compact

Aventis is an active partner in the UN Global Compact, an umbrella initiative to strengthen a mutually beneficial relationship between markets and society in the context of globalization, so-called public-private partnerships. The Global Compact seeks to foster mediated and constructive dialogue between companies and stakeholders to promote good corporate practices and the exchange of learning experiences in areas like human rights, labor and the environment. The Aventis Sustainability Report for 2002, developed to follow the Global Reporting Initiative, is a written expression of the company’s participation in the Global Compact (www. unglobalcompact.org).

Doctor explaining to a patient how to use an insulin pen.

Ensuring Animal Welfare

Last year we reported on the principles Aventis has adopted to affirm our commitment to the well-being of experimental animals as well as on our commitment to the reduction, replacement and refinement of animal use. More information can be found on the Sustainability Forum at www.aventis.com/sustainability. The use of experimental animals is likely to remain an essential element of biomedical research and development for the foreseeable future. Efforts to train and inform researchers and animal care staff have therefore been intensified on a global basis. Our animal science and welfare expert teams conduct regular meetings and seminars that inform researchers and the caretaker staff about the latest developments in animal welfare and laboratory animal science and technology. At such meetings, animal care technicians have an opportunity to add their experiences to project planning and to introduce environmental enrichment methods or improved handling techniques. Externally, Aventis hosts the Web site for Institute for Invitro Sciences (IIVS), a nonprofit technology-driven foundation dedicated to the advancement of alternatives to animal testing. See www.iivs.org for more information.

Applying a Precautionary Approach

Our commitment to the precautionary approach in product development and manufacturing is supported by our adoption of Sustainable Chemistry Principles. Adhering to these principles is integral to the way Aventis does business. Our Chemical and Process Development functions are continually striving to optimize our processes by reviewing, evaluating and measuring our performance against these principles. Aventis is committed to minimizing the potential health and environmental impacts of all of our product processes. Our chemists can play a major role in minimizing these impacts when they design the synthetic routes and formulations for our new compounds. These principles touch on several key concepts, including atom efficiency, use of selective catalysts, and process optimization. Adherence to these principles can help to reduce toxicity hazards and potential exposures, conserve energy and resources, decrease emissions and waste, support process safety, and reduce environmental costs and liabilities.

We have also developed a Sustainable Chemistry Guideline for use by our product development chemists and engineers. A broad range of sustainable chemistry guidance criteria and metrics have been assembled to assist the chemists in the evaluation and comparison of alternative synthesis pathways. The guidance criteria have been incorporated directly into the Chemical and Process Development department work procedures.

 “Our scientists are committed to the application of the principles of Sustainable Chemistry when developing new products.”

Frank L. Douglas
Member of the Management Board
Executive Vice President for Global Drug Innovation and Approval

Establishing Stakeholder Dialogue Around Far-Reaching Biotechnology and Healthcare Issues

Over the past two years, Aventis participated in an extensive project involving business and industry, nongovernmental organizations, academia and other stakeholders discussing complex issues of innovation and technology. Sponsored by the WBCSD, this initiative was designed to establish a new format for businesses to identify new options. Participants gathered at the beginning and at the conclusion of the two-year process, with extensive electronic communication between the two meetings. Topics covered ranged from patenting gene resources, to balancing public and private uses of genetic data, to protecting the traditional medical practices of indigenous communities. The final project report is available on WBCSD’s Web site at www.wbcsd.org/projects/pr_innovation.htm.

Pharmaceuticals in the Environment (PIE)

The issue of pharmaceuticals in the environment has generated a great deal of ongoing scientific and public health interest. In 2002, Aventis continued to address this issue both externally and internally. In the U.S., Aventis actively supported and participated in industry efforts to improve the understanding of human health effects of pharmaceutical compounds in the environment. The results of external environmental monitoring studies were also carefully reviewed for potential concerns with respect to our products. Based on the results of all of these efforts, Aventis has not identified any areas of concern to human health regarding its products. Internally, environmental toxicity testing has been undertaken for all of our strategic products. A standard set of environmental fate and effects tests (beyond those normally required by U.S. regulatory submission) for compounds in development has been in place since the year 2000 to prospectively address this important issue.

Sonia Pellegrino, Aventis Bulk, Aventis Pharma, Brindisi, Italy

THE JOURNEY TO EHS EXCELLENCE CONTINUES

Within Aventis, we recognize that Environment Health Safety has a direct and growing impact on our reputation and value as a company. Stakeholders are concerned not only with issues such as affordable and accessible healthcare, but also our behavior as a company when it comes to the environment and the health and safety of our workplaces. EHS reinforces and demonstrates the values of Aventis and our commitment to sustainable healthcare.

We continue to strive to be a leader in EHS within the pharmaceutical industry, serving as an integral part of our company and assuring our commitment to corporate responsibility by:

•                  Working with our operating units to establish highly effective EHS organizations for achieving company requirements and compliance with local and country regulations, whichever is more stringent

•                  Providing successful, enterprise-wide systems to protect people, products, the environment, and company assets

•                  Representing Aventis externally and engaging company stakeholders

•                  Identifying and managing EHS risks

•                  Leading development of vision and strategic plans

•                  Driving continuous improvement in EHS performance

•                  Serving as a primary pillar of sustainable healthcare

Aventis encourages employees to care for each other’s well-being and protect the environment in all aspects of our lives. This vision is the basis for our EHS policy and supports our sustainable healthcare journey. In 2001, we began the Journey to EHS Excellence, our five-year strategic roadmap, which includes goals and objectives that are integrated with — and support — our overall business plan. We regularly assess our performance and refresh our goals as we continue on our journey.

Journey to EHS Excellence, 2003 — 2006 Milestones

EHS Management System

•                  2003 - 100% Active Pharmaceutical Ingredient (API) sites ISO 14001 certified

•                  2005 - 100% operational sites ISO certifiable and EHS management system ISO 14001 certified

Aventis Safety Culture

•                  2003 - Initiate 4-year motor vehicle accident 40% reduction program

•                  2004 - 100% supervisors trained in EHS management & culture course

•                  2006 - >-50% reduction in total reportables from 2001 baseline

•                  2006 - >-50% reduction in contractor injury rate from 2001 baseline achieved

•                  2006 - >-40% reduction in motor vehicle accidents from 2002 baseline

Product Stewardship

•                  2006 - Product Stewardship Analysis completed for strategic products

Stakeholder Engagement

•                  2005 - Establish External EHS Advisory Board

Risk Assessments

•                  2003 - 100% of all workplaces have risk assessments completed

•                  2004 - All new risks assessed and periodic review of existing risks

Suppliers and Toll Manufacturers

•                  2003 - 100% new and significant existing suppliers and tollers in EHS Assessment Program (EAP)

•                  2006 - 100% suppliers and tollers enrolled in on-going EAP

Environmental Management

•                  2006 - >-20% reduction in waste/emissions from 2001 baseline achieved

Environmental Site Assessment

•                  2003 - Develop natural resources conservation goals

•                  2003 - Environmental profile of operating sites defined

•                  2004 - 100% protection/removal underground storage tanks

Occupational Health

•                  2003 - Automatic External Defibrillators installed

Process Safety

•                  2006 - No release of known human carcinogens even through emergency pressure relief systems (API sites)

Industrial Hygiene (IH)

•                  2003 - IH exposure assessments completed

•                  2004 - No new significant processes require respirators as primary barrier

•                  2006 - >-75% reduction in respirators as a primary barrier from 2002 baseline

Replacing Animal-Derived Material

Last year we reported on our recognition of patient and customer concerns regarding the use of ruminant-derived material. Although, based on the latest scientific information, we believe that current methods employ the highest safety standards possible and that there is only a perceived risk, we feel obligated to address these concerns proactively. Aventis started a process to evaluate the use of animal-derived materials and, where feasible, phase out their use. The Drug Innovation and Approval (DI&A) organization is strongly committed to these efforts. Since the beginning of 2001, the evaluation of the Aventis drug portfolio is progressing. The replacement of ruminant material by synthetic or vegetable materials is ongoing and has already been completed for approximately 100 products.

The Animal-Derived Materials Exit Program is an initiative within Aventis to replace materials in products that are animal-derived with viable non-animal-derived alternatives, where appropriate.

Building and Maintaining a Framework for Sustainable Healthcare

Our organization and management systems are critical parts of the roadmap on our “Journey to Sustainable Healthcare.” The policies, guidelines and programs we have developed serve as signs along the way, helping us to prioritize activities and stay on track. They are the means for realizing our vision and strategy. Our approach to sustainable healthcare continues to be shaped in large measure by our engagement with stakeholders.

In this section

•                  Corporate Governance

•                  Vision and Values

•                  Policies

•                  Engaging Stakeholders

Aventis Headquarters in Strasbourg, France

CORPORATE GOVERNANCE

Aventis is organized as a French stock corporation (société anonyme) with a Management Board (Directoire) and a Supervisory Board (Conseil de Surveillance). The Management Board is responsible for managing the business of Aventis and for acting in the name of the company, in particular for making decisions on general policy matters and determining the overall business and financial strategy of the company.

The Supervisory Board supervises the management of Aventis by the Management Board. In addition to its Finance and Audit Committee and Nomination and Compensation Committee, the Supervisory Board formed a Strategy Committee in 2002 with the aim of evaluating and developing strategic options for Aventis in a dialogue with the Management Board. More information on the Aventis Supervisory Board and its committees can be found in the Annual Report 2002 on Form 20-F as filed with the U.S. Securities and Exchange Commission.

VISION AND VALUES

Aventis is building a strong culture based on a shared set of values. The Aventis values provide a framework for the behavior of our employees and are playing a key role in shaping a market-oriented and entrepreneurial culture. They are being reinforced by our organizational structure, which gives employees and teams the autonomy needed to foster initiative and creativity, take appropriate risks and shorten the time needed to make and implement decisions.

More information on our values and what they mean to us can be found on our Web site (www.aventis.com/values).

POLICIES

Aventis has prepared policies that articulate our beliefs and guide our behavior in certain areas. A few of these are listed below and are discussed in later sections of this report. Unless otherwise indicated, they are available on our Web site (www.aventis.com). In all cases our policies support our core business objective.

Our Vision:

To create and sustain value by being recognized as a pharmaceutical industry leader - valued by patients and healthcare providers, sought after as an employer, and respected by the scientific community and by our competitors.

Our Values:

• Respect for people

• Integrity

• Sense of urgency

• Networking

• Creativity

• Empowerment

• Courage

Compliance Policy

Our obligations to our shareholders, our customers, and most importantly, the patients who benefit from our products, will only be met if we adhere to the standards set by the laws and regulations governing our conduct.

The Compliance Policy, which is closely related to our Vision and Values, documents specific rules of behavior for key situations in our work environment. The Compliance Policy covers areas such as discrimination, protection of sensitive information, conflicts of interest, participation in political activities, good commercial practices, offering of gifts, respect of free competition, environmental, health and safety responsibility, informing the financial markets, insider trading, buying and selling shares, relations with authorities and contract risk prevention.

Aventis has established a number of compliance committees, including:

•                  Global Quality and Compliance Board: focuses on Good Manufacturing Practice issues — including recalls if necessary — and includes representatives from a variety of functions, including Legal.

•                  Corporate Safety Board: focuses on the analysis of safety issues around currently marketed products, as well as those in clinical studies, with cross-functional representation.

•                  Environmental Health and Safety Review Committee: focuses on ensuring that EHS risks are identified, managed and mitigated to safeguard our employees, our neighbors, and the environment.

Aventis has a Global Compliance Officer to ensure that, with support from key committees and functions within Aventis, policies and procedures are developed and communicated, appropriate training and educational programs are in place, and employees are able to communicate concerns. In addition, he is responsible for assuring that strong monitoring systems are in place to review and assess the strengths of these efforts.

Aventis has a Strategic Risk Officer, reporting directly to the Chairman of the Management Board, who is responsible for raising risk awareness within Aventis while integrating it into all functional areas.

We have developed a Web-based compliance training tool, with worldwide implementation initiated in 2002 and to be completed in 2003, which includes video and interactive questions and answers.

Sustainable Healthcare and EHS Policies

The Aventis sustainable healthcare policy outlines our commitment to meeting today’s expectations while promoting the health of future generations. Our EHS Policy articulates in more detail our vision to be an acknowledged EHS industry leader as well as our commitment to conduct business with respect and care for the environment in line with the principles of sustainable healthcare. Both of these policies are available on the Sustainability Forum at www.aventis.com/sustainability. The EHS policy is available in English, German, French, Italian, Japanese, Portuguese and Spanish.

ENGAGING STAKEHOLDERS

A diverse group of people and organizations are interested in our business activities and performance with respect to sustainable healthcare.

Our stakeholders include:

•                  Patients

•                  Health care professionals and customers

•                  Third-party payers

•                  Regulators and government officials

•                  Shareholders and investor groups

•                  Non-governmental organizations (NGOs)

•                  Neighborhoods and local communities

•                  Board members

•                  Employees

•                  Retirees

•                  Suppliers and contractors

•                  Industry peers

•                  The scientific community

•                  Universities and educators

•                  And others interested in Aventis

“Our success depends not only upon the legal but also the ethical behavior of every employee. Aventis is committed to, among others, the values of Integrity and Respect for People: conducting business in a fair and ethical manner and upholding high standards in our treatment of each other. Acting with fairness, honesty, and integrity is every employee’s responsibility — and at Aventis, every employee’s obligation.”

Dirk Oldenburg
Global Compliance Officer
Member of the Management Board,
Executive Vice President and General Counsel

Shareholders are always able to submit resolutions to the Management Board for consideration and vote at the annual shareholders’ meeting. This Sustainability Report and the Sustainability Forum on our Web site are other important mechanisms for conveying information and enabling two-way communication with interested parties. In addition to these formal avenues of participation, we continue to work on our stakeholder dialogue program through different projects within and outside the company. The program is flexible and multifaceted, reflecting the size and nature of different stakeholder groups in many locations around the world.

Stakeholder Review and Consultation Process

As part of our efforts to implement sustainable practices, in 2002, Aventis initiated a Stakeholder Review and Consultation Process focused on business-relevant issues. The aim is to:

•                  Acquire an understanding of what issues are relevant to stakeholders.

•                  Develop a solid grasp of stakeholders’ views and expectations in these areas.

•                  Determine how Aventis should address these views and expectations.

•                  Find ways for Aventis to constructively engage with stakeholders.

•                  Conduct continuous consultations with external stakeholders who have interests in innovation and, in particular, bioethics and healthcare.

By engaging in a dialogue with Aventis, stakeholders gain an opportunity to influence the way we think, strategize, plan and conduct our activities and formulate policy. We benefit as a company by being able to define global best practices so we can better deal with concerns. Stakeholders can help us develop criteria and tools for implementing, reporting and monitoring compliance throughout the company. They help us enhance flexible decision-making in a constantly changing operating environment. As part of this stakeholder review and consultation process Aventis has started a Pharma Scenario project, which is described in the Vision and Strategy section of this report.

Industry and Business Associations

We are active in many industry and business associations. Some of our key memberships include the Pharmaceutical Research and Manufacturers of America (PhRMA), made up of approximately 100 U.S. companies involved in pharmaceutical research, and the European Federation of Pharmaceutical Industries and Associations (EFPIA), representing the pharmaceutical industry in Europe. In addition, Aventis employees from around the world are active members of many national and international organizations.

Human Resources and Communications team meeting, Aventis Pharma Inc., Canada.

Communications team meeting at Laboratoire Aventis, Paris, France.

Contributing to the Well-Being of Stakeholders and Society

Aventis strives to add value to society by discovering, manufacturing and distributing innovative, life-enhancing products. We are focused on delivering effective and cost-efficient healthcare solutions at a time of dramatic advances in technology and challenging economics. Aventis has formally instituted a number of policies that govern fair and ethical business practices. All employees are required to abide by these policies, and systems are in place to strengthen compliance. The Business Ethics brochure is available on the Sustainability Forum at www.aventis.com/sustainability.

In this section

•                  Providers of Capital

•                  Suppliers

PROVIDERS OF CAPITAL

Our shareholders, who own the company and to whom we are accountable, expect us to operate profitably. Inadequate profitability would jeopardize our competitive potential as well as the innovation on which we depend. At the same time, society expects and demands access to the best drugs available at the lowest price possible. We are committed to engaging with stakeholders and forming partnerships to strike a suitable balance in these and many other areas.

The market continues to recognize our commitment to sustainable healthcare. Aventis is included in several socially responsible investment indices:

•                  Dow Jones Sustainable World Index (DJSI 2002), improving from the 10th ranked company in the Pharmaceutical Sector in 2001 to 5th ranked in 2002.

•                  FTSE4Good Europe Index

•                  Storebrand socially responsible investment funds

•                  ASPI Eurozone Index

The DJSI 2002 lists only companies in the top 10 percent of an industry, based on environmental and social criteria. The FTSE4Good index uses benchmarks in areas of stakeholder engagement, human rights and environmental sustainability to determine which companies merit listing. Storebrand is a leading Scandinavian financial services company, with approximately €4 billion under socially responsible investment (SRI) management. The ASPI Eurozone index tracks the financial performance of leaders in corporate sustainability. In addition to being listed on these market indices, Aventis ranks fifth in the EURO Stoxx 50 survey of good corporate governance.

These are market-driven signals that incorporate sustainable healthcare as a fundamental business practice, increasing shareholder as well as societal value.

Aventis Core Business Sales* (in € billion)

2000	14.9
2001	16.6
2002	17.6
Activity variance
2001 to 2002	11.6%

* excluding Aventis Behring

Income taxes

Due to the presence of Aventis in many countries worldwide, income taxes are managed both locally (based upon the laws and rules of that country) and globally, to optimize both taxes paid and the group’s effective tax rate. Under the French Tax Code, French multinational groups have the possibility of requesting the application of a worldwide tax consolidation regime which the Group has filed since January 1, 1993. Each group company continues to pay tax in its own country. The Group’s French income tax expense is then based on the total income of all Group subsidiaries, both French and foreign. Within certain limits, the taxes paid in each country can be used as tax credits in France. The effective tax rate of Aventis is impacted by the non-tax deductible goodwill amortization. Given the comparatively high level of goodwill due to the past external growth of the group, the amortization significantly increases our effective tax rate.

Aventis 2002 Balance Sheet (in € million)

	Dec. 31, 2002	Dec. 31, 2001
Intangible assets	11,144	14,264
Property, plant and equipment	4,455	5,740
Investments and other assets	5,828	6,445
Other current assets	8,347	11,270
Marketable securities, short term deposits, cash	1,299	1,514
Total Assets	31,073	39,234

Stockholders’ equity	11,335	12,021
Amortizable preferred securities	89	200
Minority interests	159	913
Redeemable partnership interest	238	284
Long-term debt	1,787	4,652
Other long-term liabilities	6,879	7,225
Short-term liabilities	7,621	7,881
Short-term debt, bank overdrafts	2,965	6,058
Total Liabilities	31,073	39,234

Net debt	3,452	9,196

Key Business Ethics Practices

Conflicts of Interest — An employee of Aventis must not use his/her employment position to realize directly or indirectly a profit to himself/herself or a person close to him/her.

Political Activities — No practice of supporting directly or indirectly local, national, or international political activities may be decided at the level of the local companies of the Group regardless of the legality or the regulatory tolerance in the relevant country.

Good Commercial Practices — Employees must ensure that any information they use, in particular business intelligence regarding their competitors, has been obtained by lawful means. Employees must not obtain or retain business for Aventis by improper payments of money and must refrain from activities which may be qualified as illegal money laundering. Employees must respect the intellectual property rights of third parties (know-how, patents, trademarks, etc.) in the same manner as they protect the intellectual property of the Aventis Group.

Informing the Financial Markets — Financial markets must be kept informed of any significant new event concerning a Group enterprise that is likely to have a material impact on the price of shares or any other listed securities of Aventis or any of its listed affiliates.

SUPPLIERS

In 2002, the total amount spent on purchasing external goods and services for the Prescription Drug business of Aventis was approximately € 2.7 billion in North America, € 1.0 billion in Germany and € 2.0 billion in France.

As mentioned previously in this report, we have a compliance policy (available at www.aventis.com/sustainability) which formally states our expectations regarding business ethics for suppliers of goods and services. Through our relationships with suppliers, we strive to enforce ethical business behavior and to support worldwide core labor standards, as defined by the International Labor Organization.

An indicator of our respect towards suppliers is how timely we submit payments. Based on data provided by the third-party rating agency Dun and Bradstreet (D&B), the parent company Aventis on average pays suppliers in 47 days, which is equal to the global industry average. As a result, Aventis Global has earned a “good” credit rating from D&B, which means business payments are within terms.

Partnering with Suppliers Through Key Account Management

Supplier Key Account Management, formally introduced in October 2000, is an integral part of our efforts in optimizing the relationships with strategic key suppliers. We seek to focus on suppliers with a potential for a long-term relationship, as well as address and implement a joint continuous improvement program that enables value generation for both parties. Key success factors are an openness based on trust between both parties as well as the clear commitment and support from senior management.

Using this approach for both “Cost-of-Good” as well as “Non-Cost-of-Good” suppliers, Aventis has currently established globally about 50 such Key Accounts, with a focus on:

•                  joint efforts to share best practices in the industry

•                  knowledge transfer not only between the appropriate company representatives but also between key departments involved

•                  an increase in efficiency of supply chains across the boundaries of the individual companies

•                  optimizing the resource allocation of both parties and leveraging each other’s expertise

Aventis Supplier Diversity Program

The Supplier Diversity Program of Aventis Pharmaceuticals Inc. is dedicated to ensuring that opportunities are given to diverse suppliers in the procurement of goods and services. To support our efforts, we integrated our Supplier Diversity Program with our Strategic Sourcing Process. Based on our integration efforts in 2002, we have significantly increased the number of Minority and Small Disadvantaged Business suppliers in comparison to 2001.

The U.S. Small Business Administration (SBA) recently validated our efforts by rating our program as “highly successful.” In 2003, our goal is to continue to increase our spending with diverse suppliers by including supplier diversity as part of the performance goals for each Procurement employee and to continue to further integrate supplier diversity goals into our sourcing strategies.

E-Health Initiatives

Aventis employs innovative technology to human health and business solutions that aid healthcare providers and patients achieve positive health outcomes and help Aventis to operate more efficiently. For information on specific Web resources, visit "Health Links" at www.aventis.com.

Packaging and Distribution. Aventis Pharma, Canada.

Making a Difference in People’s Lives and Communities

As a global pharmaceutical company, Aventis cares about the well-being of its employees and the community at large. Our expertise in pharmaceutical sciences, and particularly our standing as a global leader in human vaccines, has led Aventis to become involved in many significant public health initiatives. We have developed close and sustainable partnerships with groups such as the World Health Organization (WHO), the United Nations Children’s Fund (UNICEF) and the Global Alliance for Vaccines and Immunization (GAVI).

In this section

•                  Access to Medicines

•                  Employee-Related Policies and Programs

Paloma Munõz, Aventis Pharma, Madrid, Spain.

ACCESS TO MEDICINES

Access to medicines is one of the most important and complex issues for our stakeholders. We have developed a multi-pronged approach to address this and to formulate strategies that best meet the needs of diverse interests while upholding our company’s Vision and Values.

PREVENTION AND DISEASE MANAGEMENT

Our expertise in health sciences, and particularly our standing as a global leader in human vaccines, has led Aventis to become involved in many significant public health initiatives. A few of these initiatives, illustrating our tradition of commitment to public health, are highlighted below.

AIDS Vaccines

Aventis Pasteur has one of the largest private AIDS virus vaccine research programs in the world, with several alternative candidates in clinical trials. In October 2002, we collaborated with the Fondation Mérieux to hold the 13th Cent Gardes Symposium on HIV and AIDS Vaccines. The conference brought together more than 200 AIDS/HIV specialists from around the world to share research findings and discuss the latest animal and human clinical vaccine trials. Fondation Mérieux, of which Aventis Pasteur is a business sponsor, was founded in 1967 and organizes international scientific conferences on topics related to vaccinology. In 2003, a prophylactic vaccine is scheduled to begin Phase III clinical trials in Thailand.

Cancer Care

Aventis France recently helped found the Maison des Cancérologues de France (MCF), designed as a meeting place for the exchange of knowledge between leading experts in cancer care and new oncologists. In addition to €300,000 in funding, Aventis is providing expert knowledge and assistance in publicizing the new center of excellence. MCF is offering a two-year post-graduate study program in oncology. Another program founded by Aventis France, EPAC (Ensemble, parlons autrement des cancers), promotes new understanding of cancer and its treatment through an interdisciplinary approach that takes into account the psychological and social dimensions of the illness.

Dengue Fever

Dengue, also known as “break-bone” or “hemorrhagic” fever, is transmitted to humans by the mosquito Aedes aegypti. It is on the increase in Latin America, Asia, Africa and in the Caribbean and Pacific regions. As there is no specific treatment for dengue fever, the only method of eradication is immunization.  For more than 10 years, Aventis Pasteur has been a major partner the research and development of a preventive vaccine. Aventis Pasteur actively participates on WHO steering committees to support the development of an effective and safe pediatric vaccine for use in countries in which dengue fever is endemic.  In 2002, Aventis Pasteur futher developed internal resources - including competencies, expertise, techniques and tools - as well as external alliances to develop vaccine candidates that will protect the most exposed populations from this deadly scourge.

Richard J. Markham, Vice Chairman of the Management Board and Chief Operating Officer, and Gro Harlem Brundtland, Director-General of the World Health Organization (WHO), announcing the partnership of Aventis and WHO to combat deadly sleeping sickness.

Diabetes

In December 2002, Aventis awarded a grant to the American Pharmaceutical Association (APhA) Foundation to pilot “Patient Self-Management: Diabetes,” a project aimed at combating the effects that diabetes has on America’s workforce. The program involves employers and health care providers working to educate and motivate employees with diabetes to achieve better control of their disease. To accomplish this, the program will help patients at participating companies throughout the U.S. to utilize their treatment regimens by linking patients with highly trained pharmacists.

In November 2002, Aventis launched a U.S. public awareness campaign called Aim. Believe. Achieve. The Diabetes A1C Initiative.™ Beginning with U.S. Secretary of Health and Human Services, Tommy Thompson, in Washington, D.C., more than two dozen medical organizations and national political leaders will urge Americans with diabetes to learn more about their HbA1C (Glycated Hemoglobin) levels. Diabetes is the fifth-deadliest disease in the U.S, today. According to the U.S. Centers for Disease Control, diabetes affects roughly 17 million people in the U.S. alone. When left uncontrolled, diabetes can lead to kidney failure, blindness, the need for amputations and premature death. Although there is no cure, lifestyle changes, coupled with the appropriate treatment options, make it possible for people with diabetes to live longer, more productive lives.

Yet despite 20 years of research documenting the importance of HbA1C, most people with diabetes do not know about this test. In fact, more than 50 percent of Americans diagnosed with diabetes are not monitoring and managing their glucose levels. Aim. Believe. Achieve. The Diabetes A1C Initiative™ will encourage them to keep their HbA1C level under control.

As part of the ongoing effort to communicate about HbA1C, Aventis recently gave an educational grant to the American Diabetes Association (ADA). The ADA will use this grant to reach out to the African-American community with important messages about the HbA1C test. Diabetes disproportionately affects African-Americans, and HbA1C levels tend to be higher among this group than among others. The Association’s efforts are set to begin in early 2003.

In October 2002, the Latino Influencer Network (LIN) awarded grants to four grassroots organizations in an effort to help fight the diabetes epidemic among the U.S. Latino population. The LIN, a partnership of eight multicultural health and diabetes experts, was established by Aventis Pharmaceuticals Inc. LIN selected four recipients, whose programs will focus on training and motivating Latino patients with diabetes to seek medical treatment, monitor their blood glucose levels, improve their diets and exercise regularly. Statistics have shown that Latinos suffer from diabetes and related complications, including heart disease and high blood pressure, at twice the rate of similarly aged Caucasians.

Malaria

Founded in 1996, the Aventis Tropical Disease Centre (CADT) has the mission of contributing to the control of malaria and leishmaniasis in Brazil. It informs the lay population and health care community of the seriousness of these illnesses. The objective of the CADT is to become a center of reference in the field of tropical diseases, by consulting with health care professionals and by developing future projects on the part of Aventis and other interested institutions.

In 1998, Aventis in the Ivory Coast set up a project to better control malaria in that country. The aim of project OPTIMAL is to identify better ways to use existing therapeutic means (including prevention and treatment) to decrease the morbidity and the mortality of this disease. The project resulted in the establishment of measures (including public information, health workers training, dissemination of agreed therapeutic and prevention protocols, etc.) to close the gap between current practices and those recognized as most efficient by international standards. These results were disseminated in other African countries via the creation of the Pan-African Optimal Network.

Meningitis

In April 2002, during an outbreak of W135 meningitis strains, Aventis Pasteur donated 25,000 vaccine doses to WHO for use in Burkina Faso. The meningitis vaccine, Menomune, will contribute to the efforts of public health authorities in fighting an epidemic of this rare form of meningitis.

“Our core purpose is to conquer disease, one person at a time. Our diabetes programs are focused on accomplishing exactly that. Our aim is to help patients achieve and maintain control of this disease with the ultimate goal of preventing the serious complications associated with diabetes and improving the lives of patients who live with it.”

Gerald P. Belle,
President, Aventis Pharmaceuticals, North America

Dr. Alexandre Padizha of Sao Pedro Do Curva Uno, Brazil making a house call.

Health Care Horizon Series: Increasing Collaboration Among Local Health Care Providers

More than 600 health care leaders and advocates across the United States are participating in a multi-dimensional program called Aventis Health Care Horizon Series, which we piloted in 2001 and launched nationwide in 2002. The program is designed to promote a high-level dialogue among influential local health care leaders from more than 20 cities to help identify ways of improving patient care while lowering costs in local health care delivery. A principal theme addressed during the pilot phase, and expected to be an ongoing program emphasis, is the challenge of addressing the nation’s soaring incidence of diabetes, part of the overall demographic shift in the United States to an aging population with longer life expectancy but increasing chronic care needs.

Polio

Aventis Pasteur donated 30 million doses of oral polio vaccine to the Global Polio Eradication Initiative in November 2002, as part of the program’s current drive to immunize all children under the age of five in 16 West African countries. We are the longest-standing corporate partner in the Global Polio Eradication Initiative, having donated a total of 120 million vaccine doses since 1997. Our donations have been targeted to African countries affected by conflict, where widespread and effective vaccination campaigns face the greatest challenges. Two such countries, Sierra Leone and the Sudan, now appear to be polio-free — which is a testament to the efficacy of the initiative and the value that such powerful public-private partnerships can bring to society. Aventis Pasteur also fully participates with WHO, Rotary International, the U.S Centers for Disease Control and Prevention (CDC) and UNICEF in developing educational programs for health workers as well as communication tools to raise awareness about polio.

For more details, visit the Web site at www.polio-vaccine.com.

Sleeping Sickness

African trypanosomiasis, better known as sleeping sickness, is a threat to more than 60 million people in sub-Saharan Africa, with 300,000 to 500,000 people estimated to have the disease. Only 10 percent of those infected receive treatment, yet without treatment the disease is always fatal. In affected provinces, it is the first or second leading cause of mortality, ahead of HIV/AIDS.

In a partnership with WHO, Aventis committed more than €23 million in May 2001 to support WHO’s activities in the field of African trypanosomiasis over a five-year period. Aventis is donating three drugs to WHO, which will arrange for their distribution by Médecins sans Frontières (MSF). In the disease management and control phase, WHO will accelerate disease surveillance and control activities in the most affected countries of Africa. The third component of the program involves research on the disease. What makes the partnership with WHO and MSF particularly interesting is that it involves not only a donation of drugs and money, but also collaboration with the public sector to help control the disease and identify new treatments.

As of December 31, 2002, approximately 111,000 vials of eflornithine, 217,000 vials of pentamidine and 549,000 vials of melarsoprol had been donated to WHO and delivered to MSF for distribution in endemic countries. As of December 2002, Aventis has provided €2.5 million to WHO to support disease management and control activities and an additional €1 million to WHO’s Special Programme for Research and Development in Tropical Diseases.

Sleeping sickness blood screening tests for all the inhabitants of a village are conducted in the bush.

CAPACITY BUILDING CASE STUDIES

EPIVAC Training Supports Immunization Programs in Africa

As a key industrial partner in GAVI, Aventis Pasteur demonstrates its support by initiating and financing EPIVAC, an innovative and unique program designed to train district medical health officers involved in immunization programs in the French-speaking countries of Central and West Africa: Benin, Burkina Faso, Mali, Senegal and the Ivory Coast. EPIVAC is a vaccinology training program focused on practical problems faced by doctors, district medical health managers or others in charge of immunization services. It aims to provide long-term improvements in the functioning and performance of public service immunizations. Aventis Pasteur is committed to a 5-year financial contribution, the mobilization of other partners, and providing generic technical and educational contributions of tools, trainers and technicians sent on site. The Association for Preventive Medicine (AMP) is in charge of implementing the EPIVAC program in partnership with the University of Cocody-Abidjan and the University of Paris-IX-Dauphine.

The first EPIVAC training course was launched on November 4, 2002 in Benin.  For more details, visit the Web site at www.epivac.org.

Filing for Approval of Thymoglobuline in Japan

The application for approval of Thymoglobuline (generic name: anti-thymocyte globulin, rabbit) was filed in Japan in October 2002 as an Orphan Drug — a medicine for treating rare diseases.

Thymoglobuline was approved in France in 1984 for the prevention and treatment of rejection in kidney and heart transplants, treatment of graft-versus-host disease (GVHD) during bone marrow transplantation and treatment of aplastic anemia. In 1998, the U.S. Food and Drug Administration approved the drug as a treatment for renal transplant acute rejection. The drug is now in clinical use in the United States, France and other European countries.

In Japan, Thymoglobuline was designated as an Orphan Drug for the treatment of aplastic anemia and GVHD after bone marrow transplantation.  The commericial rights to Thymoglobuline have been transferred to Imtix-Sangstat, a company specializing in transplatation products.

Aventis Scientific and Technical Agreement with Moscow Medical Academy

On October 7, 2002, Aventis signed a two-year scientific and technical agreement with the Moscow Medical Academy. This is the first agreement that the Academy has signed with a non-university body, based on the international expertise of Aventis in Quality Assurance. Under this agreement, both parties will carry out joint scientific research work on harmonizing the normative documents of Russia and the EU, covering production organization, storage and logistics of pharmaceuticals. The agreement also extends to post-graduate training of certified healthcare specialists within these fields. Aventis specialists will hold a series of seminars, lectures and symposia in Moscow. In addition to these, around 60 Russian postgraduate students will take part in a one-week training course on best practices in manufacturing, distribution and Quality Control. The courses will be held at Aventis facilities in France (Paris - Marne-la-Vallée), Italy (Scoppito) and Germany (Frankfurt).

Health and Development Programs

The Aventis Pharma France Institute provided financial support of a number of “Health and Development” programs (total amount exceeded €400,000 in 2001). Examples include:

•                  Togo: in the suburb of Lomé, a program to provide drinkable water, sanitation, a primary health care center and a school for a population of fishermen.

•                  Benin: a program to equip 25 schools (3,700 children) with cisterns for drinkable water, sanitation and primary health care.

•                  Brazil: a program to combat leishmaniasis in Pernambuco State (encompassing rehabilitation of a health care center, creation of a diagnostic laboratory and training of health workers)

•                  Haiti: training of traditional midwives and others child-health workers

•                  Russia: in six Russian hospitals, training of 11 oncologists specializing in leukemia in children

•                  France: support to health care centers for economically disabled people

Protecting Patients by Combating Counterfeit Drugs

All pharmaceutical companies face the challenge of protecting the patient’s safety from sometimes dangerous and life-threatening imitation drugs. Aventis has experienced counterfeits, mainly limited to Latin America, Asia/Pacific, Africa and Eastern Europe. The Global Quality and Compliance Board, the responsible committee in Aventis for Good Manufacturing Practice (GMP) and related risk assessment and regulatory compliance, recently sponsored a global workshop to assess the current challenges for Aventis products. Forty-five participants from all impacted regions and functions attended the workshop and discussed potential solutions. The workshop gave Aventis access to a network of experts, which will allow us to push forward future activities for counterfeit prevention.

Since 1985 Aventis has held a leading position in, and provides major support to, the German Pharma Health Fund (GPHF). This industry-run charitable organization developed a portable, tropics-compatible and easy-to-use mini-laboratory that could verify a drug’s content and thus detect counterfeit and substandard medicines by employing inexpensive analytical techniques. The first pilot lab was launched in the Philippines on the island of Mindanao in October 1997. Today almost 90 mini-labs serve 25 countries throughout the developing world, with the majority (60) in sub-Saharan Africa.

Dr. Margarita N. Vlasenko of Krasnogorsky Rayon/ Russia caring for a child in the local school.

Tuberculosis

Classified as a world-wide emergency by WHO, together with malaria and AIDS, tuberculosis (TB) remains one of the most contagious diseases and claims the most victims throughout the world — first and foremost in big cities among very vulnerable populations. In France, for the third consecutive year, Aventis will support a campaign against tuberculosis by the Paris-based organization for the homeless, “Samu Social.” Support by Aventis enabled Samu Social to launch the project in 2000, has helped attract other financial support, and has raised awareness within city government of the importance of combating tuberculosis among the homeless.

In April 2002, Aventis announced a five-year agreement with the Nelson Mandela Foundation to help combat the widespread incidence of TB in South Africa. The objective of this initiative is to increase TB case detection and patient cure rates in the country. Goals, based on standards from WHO, have been set to detect 70% of all new cases in the country and to cure 85% of all cases. Aventis agreed to commit approximately €15 million over a five-year period to help improve TB detection and treatment rates by implementing Patient Compliance Projects and the so-called DOTS strategy. The DOTS (Directly Observed Therapy, Short-Course) strategy, which is recommended internationally by WHO for TB control, will be used because it ensures efficient patient compliance and consistency in application. Only 23% of people diagnosed with TB in South Africa currently use the highly effective DOTS strategy, this initiative is seeking to build an infrastructure to educate healthcare professionals and patients.

MAKING PHARMACEUTICALS MORE AFFORDABLE FOR SENIORS

A joint initiative by seven of the world’s leading pharmaceutical companies, including Aventis, is offering savings on medicines to limited income seniors in the United States. Beginning in June 2002, the Together Rx™ card has been available to Medicare enrollees without public or private prescription drug coverage and with annual incomes of up to €28,000 (€38,000 for couples). Medicare is the U.S. government program that provides medical insurance for low-income people aged 65 and over.

Patients with the Together Rx™ card receive a 20 to 40% savings on more than 150 widely prescribed drugs for illnesses such as diabetes, high blood pressure and cancer. Aventis and our pharmaceutical industry partners designed this program to help meet the challenges of a steadily aging society and to help low-income seniors maintain their health and independence for as long as possible.

As part of our efforts in the U.S. to find solutions with stakeholders for healthcare issues pertaining to a growing and aging population, Aventis helped sponsor the Health Care Assembly Forum on Comprehensive Medicare Reform. The goal of the assembly was to develop a consensus statement for an elder health care program that would replace Medicare and offer a more appropriate range of services. The stakeholder groups involved included the National Council on Aging, the National Consumers League, the American Public Health Association, the American College of Emergency Physicians, Consumers Medical Directors Association, American Public Human Services Association, National Academy of Social Insurance, National Committee on Quality Assurance, Families USA and others.

STRENGTHENING RELIABILITY OF VACCINE SUPPLY

Aventis has responded to recent human vaccine shortages by working with government agencies in the United States to identify ways of preventing future occurrences. We have pledged to provide at least six months’ advance notice to appropriate government agencies should Aventis voluntarily cease production of any vaccine, in order to facilitate timely actions to avert supply disruptions. Aventis Pasteur became the primary U.S. supplier of the tetanus and diphtheria (Td) vaccine in 2001 addressing the severe shortage of this vaccine in the U.S. market after a leading manufacturer withdrew unexpectedly from the market. Providing advance notice, and other measures such as increasing government stockpiles of vaccines, will help prevent such shortages in the future by allowing other vaccine suppliers to establish or ramp up production capabilities.

“Our employees are highly engaged in our support for the TB initiative of Samu Social. Through payroll giving they are directly contributing to this pragmatic and humanitarian medical initiative for the homeless, foremost among tuberculosis victims in France today.”

Gilles Brisson
Chairman of the Management Board of Aventis Pharma S.A. and
Executive Vice President Aventis Communications and Public Affairs

Simplifying Tuberculosis Treatment

Aventis makes available to patients throughout the world a wide range of specific antibiotics for the treatment of tuberculosis, that simplify treatment of the disease. Thanks to its period of activity, a new compound, rifapentine, can reduce treatment intervals to once or twice a week.

TIERED PRICING

Aventis Pasteur has been implementing tier pricing/differential pricing for more than 30 years. This involves selling vaccines to international organizations (e.g., UNICEF) at a lower price if specific criteria are fulfilled. In the industrialized world, we are sensitive to the rising cost of medicine and the issues of accessibility this raises.

Many of our pharmaceuticals are widely sold in developing countries. This situation imposes certain responsibilities on our company. For example, in South Africa, we supply all products at the same price as generics or locally manufactured alternatives.

KNOWLEDGE TRANSFER

The Aventis Foundation

The Aventis Foundation (www.Aventis-Foundation.org) promotes projects at the interface of culture, science, business, politics and society. One of its prime aims is to identify the people who will shape the future and enable them to contribute to sustainable healthcare.

The Fondation Aventis — Institut de France

In partnership with public research institutes, the “Fondation Aventis — Institut de France” (www.fondation-aventis.org) has initiated novel programs to transfer knowledge and resources to developing countries in a sustainable manner. This foundation also sponsors the “Springboards for New Business Creation in Human Health” competition. This competition provides support every year to 10 projects. In addition to providing financial backing and a recognized label, the foundation is creating a network of expertise around the young teams. Thirty-two start-up companies in human health have been “incubated” to date. The prizewinners of the Springboards competition have their own association, the ALFA Club, which the foundation established to encourage networks between these fledgling start-up companies and thereby promote human health innovation.

Update on Science Generation: Bridging the Gap Between Science and Society

Since we reported on the startup of this initiative in our 2001 Progress Report, Science Generation has further developed in structure and scope. Launched as a three-year pilot in 2001 by Fondation Aventis — Institut de France, the program seeks to inform and empower citizens, enabling them to fully exercise their freedom of choice by expressing what they expect from science — particularly biosciences — and allowing them to voice their reservations about a number of its options. About 800 young people, parents and teachers have volunteered as part of regional mobilization channels to hold meetings across France and to establish an ongoing dialogue on topics of science and society. Mobilization teams are also being launched in Italy and Sweden. The Web site (www.science-generation.com) continues to serve as an important forum for debate. More information on Science Generation can be found as well on the Web site, www.fondation-aventis.org.

Dr. Motlatsi Mofokeng of Bochum, Pietersburg, South Africa, caring for his young patients.

Addressing Rare or Orphan Diseases

Because good health is a universal right shared by all, the Fondation Aventis — Institut de France has pursued grassroots initiatives focused on somewhat “neglected” causes, such as rare diseases. At the end of December 2001, the Foundation and the French Federation for Orphan Diseases published the first practical handbook Orphan Diseases, Everyday Life with these Rare Disorders. This handbook, the product of more than one year’s work, aims to combat isolation and foster dialogue with all people involved (such as families, schools, healthcare professionals, government agencies). In 2002, a new research program devoted to neurofibromatosis type I started in partnership with the Human Polymorphism Center of the Jean-Dausset Foundation and the Henri Mondor and Saint-Antoine hospitals in Paris.

DRUG AND VACCINE DONATIONS

Aventis helps develop local health capabilities by supporting programs for destitute children in Brazil and health care and education in Burkina Faso, as well as a network of dispensaries under the aegis of French Sister Elisabeth in Ho Chi Minh City, Vietnam. Aventis has donated medicines for disaster relief efforts in Kosovo, Nicaragua, the Caribbean, Turkey, Colombia and Venezuela. The company has made medical donations on an ongoing basis through non-governmental organizations in several countries.

The company’s subsidiary in Germany donated €50,000 worth of oncology drugs to a children’s hospital in Kosovo. As previously mentioned Aventis Pasteur donated significant amounts of meningitis vaccine as well as oral polio vaccine.

Health Partners International of Canada

Health Partners International of Canada (HPIC) is a non-profit medical relief agency that provides donated Canadian medicines, medical supplies and vaccines free of charge to needy people around the world. Since its first medical shipment in 1990, the organization has distributed supplies directly improving the lives of millions of people in 88 countries worldwide. For example, HPIC has mobilized to help refugees in Afghanistan, earthquake victims in Iran and citizens in Belarus still suffering the after-effects of the 1986 Chernobyl nuclear disaster. Aventis in Canada supports HPIC through financial backing and especially through donations in kind. In 2001, the company contributed over €1.7 million (wholesale) of products to HPIC campaigns, including antibiotics, anti-inflammatories and allergy medications. Aventis Pasteur in Canada has also been a long time supporter of HPIC. In March 2002, we donated over 850,000 doses of Vaxigrip influenza vaccine to the Cuban government to protect its citizens against one of the country’s leading causes of death.

Aventis Donation Guidelines

All drug and vaccine donations are made according to the Aventis drug donation guidelines, i.e., meeting Aventis quality standards and having a sufficient expiration date to allow medicines to be used in good condition in developing countries.

Dr. Reda Amen discussing treatments with a patient in his office in Shebien El Knater, Egypt.

Donating Drugs: A Tradition of Our Commitment to Public Health

•          Regular contributions are made by TULIPE (Transfert d’urgence de l’industrie pharmaceutique — Pharmaceutical Industry Emergency Transfer), an organization set up by French pharmaceutical companies to more efficiently and quickly channel their donations in response to emergency situations anywhere in the world. In 2001, Aventis contributions amounted to €46,000.

•          Other drug donations are made in response to disaster situations (e.g., floods in Algeria in 2001 and in Germany and the Czech Republic in 2002).

Contributing to Relief Efforts in Bali Bomb Blast Tragedy

Responding to the pressing need caused by the October 2002 terrorist bombing in Bali, Aventis moved rapidly to provide a substantial donation of vital medicines to medical services on the island.

Recognizing that the hospital was ill equipped to deal with such a disaster, Aventis Indonesia airlifted a shipment of antibiotics and analgesics — Peflacin, Profenid, Roxan and Claforan — to Bali.

Fighting the Threat of Bioterrorism

Aventis Pasteur announced in March 2002 that it would donate its smallpox vaccine inventory of 88.5 million doses to the U.S. government’s emergency preparedness stockpiles. The vaccine comes from the company’s existing stock. It will provide a short-term safety stock for emergency use.

Clinical studies will be conducted by the National Institutes of Health to confirm efficacy and to determine the potential for diluting the vaccine, which could result in substantially more doses being available to the stockpile. The vaccine will be reviewed by the Food and Drug Administration as an Investigational New Drug (IND) for emergency use, with the Centers for Disease Control and Prevention serving as the sponsor.

EMPLOYEE-RELATED POLICIES AND PROGRAMS

The successful transformation of Aventis into a pure pharmaceutical company is due first and foremost to our employees. Their commitment to business goals and dedication to customer needs are the foundation of our progress.

During 2002, employee contributions in nearly 100 countries were key in sustaining our strong business momentum. Human Resources initiatives were built on the achievements made since the formation of the company in December 1999. Policies established over the past three years were strengthened and deepened to align employee performance and interests even more closely with our values and concrete business goals.

COMPENSATION AND REWARD SYSTEM

Our compensation and reward system aligns individual performance with business results. In 2002, we implemented a new performance management process consisting of SMART (Stretched, Measurable, Aligned, Relevant and Timely) goals and quarterly milestone reviews for managers. With the SMART goal-setting process, we want to foster a high-performance culture by creating greater commitment to strategic priorities and by linking compensation to successful execution.

Employees set quarterly and annual personal SMART goals that encourage them to work more effectively as individuals, in teams and cross-functionally. The level of achievement against goals, along with the demonstration of values-based behaviors, are evaluated and used to determine the annual bonus.

We believe that rewarding for performance in a differentiated and individualized manner is a key success factor in reaching company goals. Our Total Rewards program (see www.aventis.com/careers for more information) is designed to attract, retain and motivate the best people. Components include base salary, short-term and long-term incentives and benefits. Total Rewards offers Aventis employees a career-long advantage. The plans that comprise Total Rewards are competitive with comparable pharmaceutical and related companies in the locations where we operate.

TALENT MANAGEMENT

Through the talent management process, we address organizational issues that are important to our business success. Our aim is to identify talent requirements based on business needs, assess individual and organizational potential, review talent and address gaps in our talent pipeline. By identifying successors for key positions, we can define coaching, development plans and future moves. And where gaps exist, we will fill them by recruiting suitable candidates.

TRAINING AND SKILLS DEVELOPMENT

In an innovation driven company, it is essential to promote the renewal and development of individual skills of our employees. Therefore, we are fostering an environment that establishes an expectation of continual learning, innovation and creativity to achieve outstanding performance. Aventis intends to support our employees’ personal development efforts and provide them the necessary training programs to perform their functions and to develop their capabilities.

Individual development planning begins during our “Performance Management” process. The purpose of the annual performance review is not only to assess annual achievements and to agree on individual objectives, but also to discuss career aspirations and possible personal development. During this discussion, the employee and the manager focus on what is needed to further develop the employee in the current job and/or prepare the employee for other positions. Based on this exchange between the employee and manager, training programs or other activities are identified that update and enlarge the knowledge of our employees and also improve their employability.

Most training is organized and implemented at the country or regional level. Corporate initiatives have been limited to action learning programs, a program for high potential or high performing middle managers and e-learning initiatives such as the development of a financial primer, a global orientation program and the development of an Aventis business simulation.

“We are aiming to align our human resources policies with the key success factors of our business. Performance and Talent Management are the two pillars of our efforts to improve our organizational effectiveness.”

Heinz-Werner Meier
Member of the Management Board
Executive Vice President for Human Resources

ENCOURAGING EMPLOYEES TO BE SHAREHOLDERS

It is part of our philosophy to offer Aventis employees the opportunity to acquire company shares on a regular basis through stock purchase plans. We believe that employee stock ownership benefits the company as a whole by increasing motivation and loyalty among employees and by allowing them to participate in the company’s growth to which they are contributing.

To further strengthen employee commitment and identification with the company and our long-term goals, we offered employees in 57 countries the opportunity to participate in our second employee stock purchase plan, “Horizon 2002.” Aventis employees were entitled to purchase shares at the price of €64.35, up to a limit of 25% of their annual salary. In total, 9,038 employees worldwide, or 13.1% of the staff eligible to participate, purchased 2.3 million new shares under the plan, even though the stock market environment was very volatile at the time of the offering. A similar plan was offered in 2000.

Aventis is part of the “SAM Employee Ownership Index,” which was created in May 2001 and includes leading European companies in terms of employee ownership.

CONSTRUCTIVE DIALOGUE WITH EMPLOYEES AND THEIR REPRESENTATIVES

From the Company’s inception, the Management Board has encouraged constructive dialogue based on trust with employee representatives. Special attention is paid to such dialogue when treating issues affecting the future of the company and its employees. In recent years, we have experienced no significant strikes. Aventis has also established formal mechanisms for promoting internal dialogue and communication with our employees, such as the Global Employee Opinion Survey.

WORKPLACE DIVERSITY

It is part of the corporate culture of Aventis not to discriminate by gender, race, origin or religious belief when dealing with employees or any of our partners in the marketplace. We expect all of our employees worldwide to adopt this guideline in their day-to-day work and business conduct. Furthermore, any form of sexual harassment is incompatible with the Aventis values and will not be tolerated.

For a growing and innovative company like ours, the diversity of our workforce is crucial to our success. We strive to create and sustain a work environment where each associate, customer and supplier feels involved, valued and respected.

Among the 70 top leaders of the company, 10 different nationalities are represented, from which about 42% are French, 31% American, 12% German and 15% from several other countries (Austria, Canada, Great Britain, Italy, Japan, Switzerland and Tunisia).

Within ten of our major countries in terms of headcount (France, U.S., Germany, Japan, Italy, U.K., Brazil, Mexico, Canada and Spain), 42% of our Prescription Drug employees are women (18,700 out of a total of 44,700 employees).

Promoting a Dialogue with the European Works Council

To improve information exchange across geographic boundaries, Aventis has established a European Works Council consisting of representatives from 15 European countries. The Council consists of 30 members, representing all of the European countries where Aventis operates. In addition, a seven-member Select Committee meets more frequently to ensure a link between company management and the Council. During Council meetings with management representatives, members are informed of any decisions concerning the company’s business strategy and may voice their opinion on these subjects. Management supports the Council through participation in meetings, reimbursing Council members for travel expenses, and providing them with paid time off from work for meeting preparation. In 2002, the Council met twice and the Select Committee three times. According to an assessment conducted in early 2002, the members of the European Works Council confirmed their overall satisfaction with the level of cooperation and information provision.

Seeking Employee Input Across the Globe: “Your Voice Can Make a World of Difference”

Aventis conducted its second Global Employee Opinion Survey in June 2002. The response rate was 66%, up from 49% for the first survey we conducted (October 2000). Administration of the survey was handled by U.S.-based Sirota Consulting, an internationally respected survey research firm that oversees this project as an independent third party.

The questionnaire contained about 38 core and several supplemental questions, depending on an employee’s functional area and geographic location. Questions were designed to gauge an employee’s degree of workplace satisfaction and the extent to which the Aventis values are being infused into the company culture. While all the survey results are analyzed and used in some fashion, an important metric arising from the survey is the Employee Satisfaction Index (ESI). The index score represents a subset of survey questions, identified through statistical analysis as having the strongest relationship with overall satisfaction of employees. In 2002, the ESI reached 3.41 (out of a possible maximum of 5), compared to 3.31 in the 2000 survey.

EMPLOYMENT

Aventis has established policies and practices designed to make us an employer of choice in our industry. We have a worldwide employment approach based upon two principles: respect for legal requirements in each country where we operate and respect for people and the organizations representing our associates.

In France, for example, our Employment Charter states our commitment to:

•                  Ensure the skills development of our workforce

•                  Create meaningful career paths

•                  Work individually with each associate affected by a layoff or job reduction to identify personally tailored solutions

This means that in the event of corporate reorganizations, Aventis in France is committed to using different means at its disposal to avoid abrupt layoffs, such as:

•                  internal transfers (as appropriate)

•                  making good use of the opportunities due to normal turnover

•                  company-financed end-of-career severance packages

•                  counseling services designed to assist associates transition smoothly

•                  flexible working arrangements

Finally, should it be necessary to proceed with multiple job cuts at any particular French site, Aventis strives to create new industrial job opportunities in the same general location. This is accomplished through an entity called SOPRAN (Society for the Promotion of New Activities), which is a 100% subsidiary of the Aventis Group. SOPRAN has been active in this field for 25 years in France and has begun to enlarge its scope into Europe.

Employees by Sector (at year end)

	2002	2001	2000
Prescription drugs	62,366	60,279	61,399
Human Vaccines	7,858	6,517	6,030
Corporate and other	511	724	1,051
Total Core Business	70,735	67,520	68,480
Non-Core Business (1)	7,364	24,209	23,966
Total	78,099	91,729	92,446

(1) Includes Aventis Crop Science, Aventis Animal Nutritionand Aventis Behring. The reduction in headcount from 2001 to 2002 is due to the divestiture of Aventis Crop Science and Aventis Animal Nutrition.

Employees by Region (at year end)

	2002	2001	2000
Europe	40,297	47,968	46,687
North America	19,495	20,175	19,492
Asia Pacific	9,780	13,167	13,196
Central/South America	5,509	7,214	7,715
Africa	3,018	3,205	3,356
Total	78,099	91,729	92,446

Temporary workers are included in the headcount figures. At year end 2002 approximately 2,800 temporary workers were employed by Aventis.

Employee Volunteers in the Local Community

Around the globe, Aventis employees are doing their part to improve their local communities. At our Industrial Operations facility in Kansas City, Missouri, U.S., our employees are involved in a local program to rehabilitate homes owned by disadvantaged people in inner-city neighborhoods. The program, called Christmas in October, uses volunteers from local corporations to provide time and labor to remodel and repair these homes. For more than 5 years, our employees commit time one weekend each year to work in teams. In 2002, more than 40 employees gave their time to help rehabilitate 7 homes.

Other initiatives involving our employees include:

• iLab initiative launched in Germany

• In France, an initiative with the Marie Curie Institute to provide internships for post-doctoral students

• In the U.S., scientists participate as judges for science fairs in elementary schools

Aventis Parent Company Data

A. EMPLOYMENT

1. Headcount on December 31, 2002

	Non-Exempts	Managers		Total
Women	44	38		82
Men	7	97		104
Total	51	135	(1)	186

(1) including fixed term contracts: 2

2. Recruitment in 2002

	Non-Exempts	Managers	Total
Women	8	4	12
Men	1	7	8
Total	9	11	20

3. Dismissals

	Non-Exempts	Managers	Total
Women	1	3	4
Men	0	6	6
Total	1	9	10

In 2002, no staff reduction plan was set.

4. External Workforce

Equivalent to 16 full-time employees in 2002.

B. WORKING HOURS

The staff of the Aventis parent company mainly consists of managers working on a global basis. Non-exempt employees work on a 35-hour weekly time basis by getting additional days off during the year.

In total, 182 hours overtime were paid in 2002.

Absenteeism (expressed in working hours)

	Non-Exempts	Managers	Total
Illness	376	480	856
Accidents in the workplace	0	0	0
Maternity leave	0	236	236
Other leave	175	161	336
Total	551	877	1428

C. COMPENSATION IN 2002

in € million
Salaries	29,731
Social charges	16,582

Based on the Profit Sharing agreement of June 18, 2001, an amount of 2,263 Euros was individually paid in 2002.

Every employee could invest in the Aventis Savings Plan and, under conditions set by an agreement, could benefit from an additional employer’s contribution.

D. PROFESSIONAL RELATIONS

The Works Council consists of 11 members representing 3 nationalities. It held 17 meetings in 2002.

E. HEALTH AND SAFETY

The Aventis employees work in a new building that meets the latest standards.

The Health and Safety Committee, comprised of employee representatives, exercises its health and safety responsibilities.

F. TRAINING IN 2002

Number of trainees	102
Number of paid hours	5135
Expenses (in thousand Euros)	800

G. DISABLED PEOPLE

There are no registered disabled people employed within the Aventis parent company.

H. CONTRIBUTION FOR SOCIAL ACTIVITIES OF THE WORKS COUNCIL

The 2002 Company contribution for the social and cultural activities of the Works Council amounted to 186,000 Euros.

I. SUBCONTRACTING

The Aventis parent company primarily uses service providers for information technology and facility management (security, maintenance, cafeteria, etc.) at the Strasbourg facility.

J. TERRITORIAL IMPACT

The recent formation of the Aventis parent company in Strasbourg constitutes a growing economic influence in the region.

K. RELATIONS WITH THE COMMUNITY

The Site Manager is in charge of implementing an active policy of interacting with the surrounding community.

Aventis Parent Company Data

Conserving Resources, Protecting the Environment and Providing Safe Workplaces

At Aventis, we are dedicated to creating and delivering innovative pharmaceuticals that enable people to live longer, healthier and more active lives. In this spirit, we encourage our employees to care for each other’s well-being and protect the environment in all aspects of our lives. This vision is the basis for our EHS Policy and supports our journey to sustainable healthcare. EHS excellence also means knowing how to get there: establishing programs and specific targets and addressing the many varied aspects of EHS management.

In this section

•                  EHS Management Systems

•                  Health and Safety Performance

•                  Environmental Performance

Garden at Aventis Pharma Ltda., at Suzano, Brazil.

EHS MANAGEMENT SYSTEMS

Overview

Aventis has a corporate-level EHS management system. In addition, each of the Aventis businesses staffs and maintains a comprehensive EHS management system based on the ISO 14001 model and aligned with the corporate EHS management system framework. Aventis as a whole, and each of its businesses, is committed to achieving continuous EHS improvement through management systems implementation.

The following are key aspects of our management systems:

•                  Organizational structure and responsibilities

•                  EHS document hierarchy

•                  Risk assessment and mapping

•                  EHS training

•                  Internal reporting and communications

•                  Integration of EHS with business processes

•                  Acquisitions and divestitures

•                  Addressing EHS issues throughout the supply chain

External Certification

We regularly benchmark our management system against global certification programs such as ISO 14001 and the evolving OHSAS 18001. We support and encourage sites that have achieved acceptable levels of implementation of our own system, as measured by the audit assessment, to pursue external certification. Our goal is to have all sites ISO-certifiable by 2005. As a testament to the strength of our management system, all pharmaceutical bulk chemical synthesis sites are on schedule to achieve ISO 14001 certification by the end of 2003.

Our EHS “Roadmap”

As discussed in the Vision and Strategy section of this report, Aventis has developed a five-year EHS roadmap, the Journey to EHS Excellence, which includes goals and objectives that are integrated with — and support — our overall business plan. Currently this strategic plan applies only to Prescription Drugs. Annually, we review the Journey to EHS Excellence and update it to reflect the current status of implementation, emerging programs and changing conditions. We made progress in 2002, exceeding many of our goals.

This year, the Aventis EHS leadership made a decision not to extend the Journey on a year-by-year basis following 2006. Instead, we have begun to develop a strategic plan with a longer view that will augment the Journey to EHS Excellence and which will drive continuous improvement over the next decade.

ISO 14001 Certification at Aventis

As of December 31, 2002, 16 out of approximately 55 Aventis operating facilities have received third-party certification to the ISO 14001 standard:

• Alcorcón, Spain

• Ankleshwar, India

• Brindisi, Italy

• Frankfurt, Germany

• Garessio, Italy

• Goa, India*

• Martin, Slovakia

• Megrine, Tunisia

• Neuville, France

• Singapore

• Scoppito, Italy

• Topkapi, Turkey

• Vertolaye, France

• Umsong, Korea*

• Villeneuve La Garenne, France*

• Vitry, France

* received certification in 2002

ISO 14001-certified drug production site in Alcorcon

Compliance

Our EHS policy requires Aventis to respect local laws and regulations and to abide by EHS internal standards, even when those standards are more stringent than local legal requirements. Our facilities experience routine inspections by governmental agencies for compliance with environmental, health and safety regulations. In 2002, we received no fines and penalties as a result of these inspections.

HEALTH AND SAFETY PERFORMANCE

Our industrial hygiene, occupational health and safety programs are designed to protect the health and safety of both employees and non-employees. This report highlights examples of activities and performance throughout our global operations where we identified and acted on significant improvement opportunities.

2002 (per million hours worked)	Prescription Drugs	Human Vaccines
lost time injury frequency rate	2.4	2.3
total reportable injury frequency rate	4.2	7.0

Injury and Illness

The health and safety of our employees is of paramount importance to Aventis. We strive to eliminate injuries and illnesses among all employees and contractors. We track work-related injuries and illnesses, which require more than first aid, at our facilities around the world as total reportable injuries (TRI). We also track incidents requiring time away from work as lost time injuries.

In 2002, our TRI rate decreased nearly 11% within Prescription Drugs and increased 9% within Aventis Pasteur. Aventis Pasteur is implementing a comprehensive safety improvement program in order to decrease further the number of injuries. The lost time injury rate increased 4% for Prescription Drugs and decreased 16% for Aventis Pasteur. Aventis deeply regrets that during 2002, four of our employees died in motor vehicle accidents and a contractor died while working at one of our sites. We care about everyone who works for Aventis, and we are taking important steps to prevent this from happening again.

“Aventis is committed to continuous improvement in safety. Annually, every site commits to a safety goal in order to achieve our 5-year milestone to reduce injuries by over 50 percent.”

Bernard Dubois,
Member of Operating Management Committee,
Head of Industrial Operations

Saving a Life at Aventis Neuville, France

An important milestone in the Journey to EHS Excellence is the purchase and installation of Automatic External Defibrillators (AEDs) at all sites. The value of this device was demonstrated in 2002 when a contractor went into sudden cardiac arrest at Aventis, Neuville, France. The contractor was revived using cardiopulmonary resuscitation and one of the AEDs at the site. The contractor survived and is doing well.

Motor Vehicle Safety

Aventis has substantial sales operations, which require a mobile workforce. Motor vehicle accidents are one of the top injury categories for the company. During 2002, 50% of the Aventis fleet has been involved in one or more motor vehicle accidents. Within Prescription Drugs, the number of motor vehicle accidents with injuries increased by 41% since 2001. This increase was due in part to more thorough reporting of accidents. These data, and the four motor vehicle fatalities that occurred in 2002, are of significant concern to Aventis.

In response to this serious situation, Aventis has committed to a global motor vehicle safety initiative with top management support. In addition, we are benchmarking motor vehicle safety programs with other pharmaceutical companies, evaluating the global effectiveness of appropriate safe driving courses, and improving the reporting of motor vehicle accidents, accident incident investigations and supervisor involvement.

Industrial Hygiene

In 2002, Aventis put in place several measures to strengthen industrial hygiene (IH) programs in all regions in which Aventis operates. These measures included:

•                  Accreditation of the Aventis Global Industrial Hygiene Laboratory, certifying compliance under the American Industrial Hygiene Association (AIHA) Laboratory Quality Assurance program and the ISO 17025 Standard, General Requirements for the Competence of Testing and Calibration Laboratories. This provides Aventis facilities with the highest quality analyses of industrial hygiene samples.

•                  Development and implementation of a global industrial hygiene training curriculum to ensure a uniformly high standard of competence for EHS professionals. The curriculum includes five courses, covering general information, qualitative risk assessment, quantitative analysis, engineering controls and respiratory protection.

•                  “Head-start” site visits to four Aventis facilities in Latin America to provide expertise and equipment to support an industrial hygiene air sampling program.

•                  Agreement by the Aventis EHS leadership to support implementation of electronic tools, available to all sites through the Aventis intranet, for industrial hygiene risk assessment and quantitative analysis. This will enable more informed decision-making on the best methods to protect the health of our employees.

Industrial hygiene air sampling increased over 30% in 2002 as compared to 2001, consistent with our expanding industrial hygiene knowledge and capabilities. As a result, we are developing a more mature industrial hygiene culture.

Ergonomics

Employee injuries due to musculoskeletal stresses were reduced in 2002 due to focused programs at Aventis facilities. For example, medical professionals at our Guarenas, Venezuela, site observed a high incidence of complaints related to musculoskeletal pain - 60 cases in 2001. As a result of teamwork between EHS, Medical Service, Maintenance and Production personnel, issues such as work station design and training needs were identified. The team developed and implemented action plans and, as a result, medical consults have decreased by 45%, well over the 25% target.

At our pharmaceutical facility in Kansas City, Missouri, U.S., we implemented ergonomic improvements to reduce workplace injuries in several process areas, which reduced the amount of bending and lifting. In 1999, the facility experienced 23 ergonomics-related injuries out of a total of 62 for the site (37% of the site injuries were ergonomics-related); during 2002, in contrast, only 3 ergonomics-related injuries were experienced (ergonomics was responsible for 13% of injuries).

Providing Health Services to a Mobile Workforce

Healthy and motivated employees are essential for the success of Aventis. The Aventis Health Promotion (AHP) program focuses not only on preventing illness at work but also on enhancing the overall health of our employees. At Aventis Commercial Operations Germany, our challenge is delivering health services to more than 1,800 employees, most of whom are deployed throughout the country. Together, employee representatives and management identified two high priority health issues — Hepatitis A and B immunization and thyroid gland screening — and developed specific programs to deliver these health services to employees.

ENVIRONMENTAL PERFORMANCE

Quantitative data are collected for energy consumption, water use, air emissions, solid waste and wastewater discharges. For those areas in which quantitative data are collected, we provide absolute data as well as data normalized to worldwide sales in Euros, where appropriate. We normalize to worldwide sales (€17.6 billion in 2002) because sales is a factor that can be consistently applied to all our operations. In this section, the bar charts reflect data combined from Prescription Drugs and Aventis Pasteur. We also discuss performance trends between 2001 and 2002 for Prescription Drugs. A table summarizing EHS performance data can be found on pages 40 and 41.

Energy Consumption

Our worldwide energy use includes purchases of coal, gas and oil for onsite energy production as well as purchased electricity (all expressed in giga Joules, gJ). Prescription Drugs’ total energy consumption in 2002 remained relatively stable when compared to the prior year’s data. We look for opportunities to use cleaner and more efficient energy. Overall, in 2002 we increased our use of natural gas, which produces less pollution than coal or oil.

2002 (million giga Joules)	Prescription Drugs	Human Vaccines
natural gas usage	5.18	1.19
purchased electricity	3.51	0.62
coal usage	1.30	0
oil usage	0.78	0.19

Reducing the Environmental Footprint at Aventis Bridgewater, New Jersey

The Bridgewater facility completed a substantial Central Utility Plant expansion and upgrade project to meet the increased utility demands of a recent expansion of research and development activities. The incorporation of innovative designs, the installation of state-of-the-art equipment and adherence to the Aventis Values resulted in major environmental improvements and cost savings, including reductions in energy and water use, decreases in air emissions, and elimination of ozone-depleting substances.

Harnessing Solar Energy at Aventis Ankleshwar, India

Our facility in Ankleshwar, India, first installed a solar hot water heating system in 1990. In 2001, the site expanded its use of solar energy by installing solar street lighting and solar powered lights to illuminate the facility grounds. In addition to saving energy, the solar energy system saves money and reduces the environmental impact of the facility’s operations.

“EHS protects our people, our company’s greatest asset … High quality EHS programs help us to be good neighbors in the countries and locations in which we operate.”

Thierry Soursac
Member of the Management Board and Executive Vice President for Commercial Operations

Water Use

During 2002, we consumed about 72 million cubic meters of water in our Prescription Drug operations and nearly 2 million cubic meters of water within Aventis Pasteur, including withdrawals from well water, municipal water supply and river water. River water is generally used in non-contact cooling operations and is returned to the environment nearly chemically unchanged. Our water usage within Prescription Drugs has remained relatively steady. We are implementing recycling projects at some sites to use water more efficiently.

2002 (million cubic meters)	Prescription Drugs	Human Vaccines
river water supply	37.16	0
well water supply	29.56	0.25
municipal water supply	5.20	1.64

Achieving Water Conservation at Aventis Brindisi, Italy

One way in which we are achieving water conservation is by incorporating internal water reuse into the design of our processes whenever possible. At the Brindisi facility, government approval has been obtained for a 3-year, €4 million research project for applying and validating the best available water recycling technology in order to reuse wastewater within the plant. Successful completion of this project will allow the facility to recover up to 80% of the daily water inlet volume of 1,800 cubic meters.

Biodiversity

Promoting biodiversity is the aim of the Aventis Life Counts project, which is a popular account of the status of global biodiversity at the beginning of the 21st century. Partners in this project include the World Conservation Monitoring Centre, the World Conservation Union (IUCN, www.iucn.org) and the United Nations Environment Programme (UNEP, www.unep.org). More information on the Aventis Biodiversity Policy can be found at www.aventis.com/sustainability.

Our facilities are also involved in local conservation programs that preserve biodiversity in the communities in which we operate.

Reducing air emissions at Aventis Kawagoe, Japan

The Kawagoe facility began using liquefied natural gas (LNG) as a boiler fuel to reduce air pollution. The improvements related to this change were significant:

• NOX decreased from 120 ppm to 60 ppm

• SOX was reduced from 36 ppm to 0 ppm

• Exhaust dust was almost completely eliminated

• Boiler total efficiency increased from 88% to 96%

Eliminating CFCs at Aventis Dagenham, UK

Aventis is committed to reducing all unnecessary emissions to the environment. At our site in Dagenham, UK, we began a comprehensive program at the end of 2001 that is aimed at entirely phasing out the use of CFCs and replacing them with compounds that do not damage the earth’s stratospheric ozone layer. The Dagenham site is on the pathway to declare its industrial operations CFC-free by the end of 2003.

Air Emissions

Aventis tracks a number of types of air emissions from our facilities worldwide. These emissions arise from a variety of processes and may have adverse impacts on global climate, smog, the protective ozone layer and other environmental issues. We are committed to identifying high-priority types of emissions, as reflected in our choice of metrics in this category, and targeting them for reduction through operational improvements and capital projects.

Global Warming

During 2002, Prescription Drugs emitted approximately 550,000 tons and Aventis Pasteur emitted nearly 81,000 tons of carbon dioxide, a key greenhouse gas that contributes to global warming. These were generated primarily from combustion operations. This represents emissions from our facilities only (primarily energy use), not from indirect emissions from purchased electricity or transportation sources. Within Prescription Drugs, carbon dioxide emissions from our global fleet of vehicles accounted for approximately 192,000 metric tons in 2002.

2002 (metric tons)	Prescription Drugs	Human Vaccines
carbon dioxide	551,217	80,879

Ozone-Depleting Substances

Aventis has a policy to avoid the use of Chlorofluorocarbons (CFCs) in new applications and to reduce and minimize the use of CFCs in current applications. All facilities where CFCs are still in use must have plans to replace existing CFC-containing refrigeration and fire-protection systems without business interruption. Metered Dose Inhalers (MDIs) are the only products that we manufacture that use CFCs. In 2002, our Holmes Chapel, UK, facility significantly reduced its production of MDIs after selling this business to a third party. Our facility in Manati, Puerto Rico, continues to manufacture MDIs, but has instituted programs that have decreased its CFC emissions.

2002 (metric tons)	Prescription Drugs	Human Vaccines
ozone depleting substances	7.4	1.0

Other Air Emissions

Aventis generates other types of air emissions, such as oxides of sulfur and nitrogen and volatile organic compounds, primarily from activities related to operations and maintenance. In 2002, emissions of NOX increased 8% within Prescription Drugs as a result of significantly greater coal usage at our Elbeuf, France, facility and improved calculations and reporting across the company. Sulfur dioxide emissions decreased due to switching from oil to natural gas at several sites and the closure of the Nenagh, Ireland, facility. Our VOC data are not as accurate as other data in this report due to differences in VOC collection and calculation methodologies. We have a plan in place to improve the situation in 2003.

2002 (metric tons)	Prescription Drugs	Human Vaccines
sulfur dioxide	713.4	46.0
nitrogen oxides	681.3	96.0
volatile organic compounds	3,569.5	29.0

Wastewater Discharges

In 2002, total wastewater discharges, which include non-contact cooling water, were approximately 69.6 million cubic meters for Prescription Drugs and 1.7 million cubic meters for Aventis Pasteur. In addition to discharge volume, we track and report on several wastewater constituents that are typically measured at all of our facilities: total suspended solids (TSS), chemical oxygen demand (COD), nitrogen and phosphates.

Through the initiatives of the Aventage Production Supplies and Services Spend Team (PSSE), we achieved significant cost saving through waste management improvement in 2002. For example, the Höchst site saved approximately 3 million from a wastewater tax refund and other waste reduction initiatives

2002 (million cubic meters)	Prescription Drugs	Human Vaccines
effluent discharge	69.6	1.7

2002 (metric tons)
suspended solids	966	107
chemical oxygen demand	5,163	238
nitrogen	834	33
phosphate	182	19

Improving Wastewater Treatment at Aventis Pasteur, Swiftwater, Pennsylvania

We are upgrading the wastewater treatment plant at our site in Swiftwater, Pennsylvania, U.S. Nestled in the center of the Pocono Mountains, a ski resort area approximately two hours from New York City, the site accommodates 1,500 people working in research and development (R&D), production, marketing and other activities. Expansion plans call for new facilities at the site for meningitis and flu vaccines and new R&D facilities. The €4.7 million wastewater treatment upgrade will allow for this site expansion while protecting the surrounding environment.

Fostering an Environment-Friendly Culture at Aventis, Laval, Canada

Recycling is a significant part of the workplace ethic at our facility in Laval, Canada, which maintains high recycling rates and sound waste management practices. Since 1996, waste recycling has climbed from 17% to more than 60% of waste generated. In 2001, the facility recycled more than 300 metric tons of solid waste, including 150 metric tons of paper, 70 metric tons of cardboard and 60 metric tons of wood. By centralizing waste management and minimizing the number of business partners for waste disposal, the site has reduced the cost of waste handling and disposal from €715 per metric ton in 1996 to €364 per metric ton in 2001. Laval also established a partnership with a nearby school to donate used electronic equipment.

Solid Waste (Hazardous and Nonhazardous)

In 2002, Prescription Drugs generated approximately 85,000 metric tons of hazardous waste and 60,000 metric tons of nonhazardous waste. Landfilled hazardous wastes are composed of asbestos and low-level radioactive waste. Aventis Pasteur generated about 2,300 metric tons of hazardous waste and 8,900 metric tons of nonhazardous waste in 2002. In Prescription Drugs, we decreased total waste by 7%. The main contributors to this reduction included Active Pharmaceutical Ingredient (API) sites in Neuville, Villeneuve La Garenne and Le Mans, France; Höchst API, Germany; and virtually all Drug Product sites worldwide.

2002 (metric tons)	Prescription Drugs	Human Vaccines
recycled	20,348	1,001
incinerated	63,588	1,148
landfilled	685	105

2002 (metric tons)	Prescription Drugs	Human Vaccines
recycled	17,719	1,363
incinerated	13,060	3,208
disposed, including landfilled	29,082	4,439

Spills

Aventis experienced only one substantive spill of hazardous materials during the course of 2002. The spill of 200 liters of 4-chlorobutyryl chloride liquid occurred during a loading process at Höchst Industrial Park in Germany and resulted in a vapor cloud of hydrochloric acid gas. The release triggered the activation of the site emergency response plan and notification of our global emergency system. All procedures worked as intended, the situation was quickly brought under control, and the public was informed of the event via a news conference and a press release.

Soil and Ground Water Protection

As reported in our 2001 Progress Report, we have embarked on a major project to characterize potential risks from environmental conditions at 55 sites across the globe. As reported last year, we created an environmental profile of all our sites to better understand where additional action may be needed. Action plans that were developed following the completion of Phase I assessments were implemented during 2002.

To prevent future contamination, Aventis is now undertaking an inventory of underground storage tanks (USTs) at all our facilities. The inventory covers USTs, as well as underground process piping and underground process sewers, that handle any type of hazardous materials such as petroleum products, solvents or hazardous waste. Obtaining this inventory information will add to our understanding of the environmental profile at each Aventis location and allow us to manage risks proactively.

Although today Aventis is a pharmaceutical company, it is the product of legacy businesses that produced pharmaceuticals, chemicals, pesticides and other products. Due to the long and diverse history of legacy companies, and changing environmental practices and laws, Aventis has retained environmental matters with respect to certain businesses that Aventis and its subsidiaries have de-merged or divested. These include Aventis Animal Nutrition, Aventis CropScience, Celanese, Infraserv Höchst, Messer Griesheim, Rhodia and the specialty chemicals business sold to Clariant. As of December 31, 2002, the amount of net liabilities accrued relating to environmental matters was approximately €285 million. Environmental liabilities concern losses recognized for probable responsibility relating to past waste disposal practices (including designation of certain subsidiaries as a “potentially responsible party” under the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act (commonly known as “Superfund”) and comparable designation under other applicable laws in the United States and other jurisdictions), tort claims relating to the release of chemicals into the environment and other environmental matters.

Aventis and/or its subsidiaries have been designated as a “potentially responsible party” or its equivalent under “Superfund” and similar laws in the United States and elsewhere, or may otherwise have potential responsibility for numerous sites. Of these, approximately 6 are undergoing active remediation by Aventis, and approximately 66 are undergoing active remediation under circumstances where third parties have primary responsibility for such remediation (through indemnification or otherwise). For more information, we refer you to the Aventis Form 20-F or the Aventis Document de Référence.

Prescription Drugs

We continue to integrate the data collection systems of Aventis Pharma and Aventis Pasteur to eliminate inconsistencies and improve the quality of the data. On the following pages, we present a summary of EHS data for Prescription Drugs and Human Vaccines.

Indicator	2002	2001*	Change†
Sales (billion €)	16.03	15.17	5.7%
Number of ISO 14001-certified sites	16	13	23%
Injuries and Illnesses
Lost time injury frequency rate (per million hours worked)	2.4	2.3	4%
Total reportable injury rate (per million hours worked)	4.2	4.7	-11%
Motor vehicle accidents with injuries	113	80	41%
Energy Consumption
Energy consumption (mil gJ)	10.77	10.45	3%
Energy consumption (mil gJ/€ billion)	0.67	0.69	-2%
Natural gas usage (mil gJ)	5.18	4.61	12%
Purchased electricity (mil gJ)	3.51	3.60	-2%
Coal usage (mil gJ)	1.30	0.87	50%
Oil usage (mil gJ)	0.78	1.37	-43%
Water Consumption
Water consumption (mil cubic meters)	71.92	70.92	1%
Water consumption (mil cubic meters/€ billion)	4.5	4.7	-4%
Well water supply (mil cubic meters)	29.56	27.82	6%
Municipal water supply (mil cubic meters)	5.20	5.73	-9%
River water supply (mil cubic meters)	37.16	37.37	-1%
Air Emissions
Carbon dioxide emissions (metric tons)	551,217	531,983	4%
Carbon dioxide emissions (metric tons/€ billion)	34,395	35,073	-2%
Sulfur dioxide emissions (metric tons)	713.4	848.2	-16%
Sulfur dioxide emissions (metric tons/€ billion)	44.5	55.9	-20%
Nitrogen oxide emissions (metric tons)	681.3	630.1	8%
Nitrogen oxide emissions (metric tons/€ billion)	42.5	41.5	2%
Volatile organic compounds (metric tons)	3,569.5	3,677.2	-3%
Volatile organic compounds (metric tons/€ billion)	222.7	242.4	-8%
Ozone-depleting substances (metric tons)	7.36	18.77	-61%
Ozone-depleting substances (metric tons/€ billion)	0.5	1.2	-63%
Nonhazardous Waste Generated
Nonhazardous waste generated (metric tons)	59,861	68,547	-13%
Nonhazardous waste generated (metric tons/€ billion)	3,735	4,519	-17%
Recycled nonhazardous waste (metric tons)	17,719	18,146	-2%
Incinerated nonhazardous waste (metric tons)	13,060	13,824	-6%
Disposed nonhazardous waste, including landfilling (metric tons)	29,082	36,577	-20%
Hazardous Waste Generated
Hazardous waste generated (metric tons)	84,621	86,280	-2%
Hazardous waste generated (metric tons/€ billion)	5,280	5,688	-7%
Recycled hazardous waste (metric tons)	20,348	20,996	-3%
Incinerated hazardous waste (metric tons)	63,588	64,142	-1%
Landfilled hazardous waste (metric tons)	685	1,142	-40%
Wastewater Emissions
Total wastewater discharge (mil cubic meters)	69.6	68.6	1%
Total wastewater discharge (mil cubic meters/€ billion)	4.3	4.5	-4%
Total suspended solids (metric tons)	965.8	1,406.7	-31%
Chemical oxygen demand (metric tons)	5,163.2	5,875.9	-12%
Total nitrogen (metric tons)	833.7	743.0	12%
Total phosphate (metric tons)	181.9	200.0	-9%

* Note: 2001 data have been adjusted for many parameters (including waste, energy, air and wastewater constituents) to reflect improvements in data collection and greater consistency in the use of approved calculation methodologies.

† The percent variation is based on actual figures versus the rounded figures displayed in the table.

Human Vaccines

Indicator	2002	2001	change*
Sales (billion €)	1.58	1.43	10.5%
Number of ISO 14001-certified sites	—	—
Injuries and Illnesses
Lost time injury frequency rate (per million hours worked)	2.3	2.75	-16%
Total reportable injury rate (per million hours worked)	6.98	6.4	9%
Motor vehicle accidents with injuries	1	1	0%
Energy Consumption
Energy consumption (mil gJ)	2.00	1.64	22%
Energy consumption (mil gJ/€ billion)	1.27	1.15	10%
Natural gas usage (mil gJ)	1.19	0.96	24%
Purchased electricity (mil gJ)	0.62	0.54	15%
Coal usage (mil gJ)	0.0	0.0	0%
Oil usage (mil gJ)	0.19	0.14	38%
Water Consumption
Water consumption (mil cubic meters)	1.9	1.7	8%
Water consumption (mil cubic meters/€ billion)	1.2	1.2	-2%
Well water supply (mil cubic meters)	0.2	0.3	-2%
Municipal water supply (mil cubic meters)	1.6	1.5	11%
River water supply (mil cubic meters)	0.0	0.0	0%
Air Emissions
Carbon dioxide emissions (metric tons)	80,879	62,632	29%
Carbon dioxide emissions (metric tons/€ billion)	51,189	43,798	17%
Sulfur dioxide emissions (metric tons)	46.0	40.7	13%
Sulfur dioxide emissions (metric tons/€ billion)	29.1	28.4	2%
Nitrogen oxide emissions (metric tons)	96.0	92.9	3%
Nitrogen oxide emissions (metric tons/€ billion)	60.8	65.0	-6%
Volatile organic compounds (metric tons)	29.0	10.4	180%
Volatile organic compounds (metric tons/€ billion)	18.4	7.2	153%
Ozone-depleting substances (metric tons)	1.0	1.9	-47%
Ozone-depleting substances (metric tons/€ billion)	0.6	1.4	-54%
Nonhazardous Waste Generated
Nonhazardous waste generated (metric tons)	8,871	7,021	26%
Nonhazardous waste generated (metric tons/€ billion)	5,615	4,910	14%
Recycled nonhazardous waste (metric tons)	1,363	1,030	32%
Incinerated nonhazardous waste (metric tons)	3,208	2,986	7%
Disposed nonhazardous waste, including landfilling (metric tons)	4,439	4,039	10%
Hazardous Waste Generated
Hazardous waste generated (metric tons)	2,255	1,772	27%
Hazardous waste generated (metric tons/€ billion)	1,427	1,239	15%
Recycled hazardous waste (metric tons)	1,001	800	25%
Incinerated hazardous waste (metric tons)	1,148	896	28%
Landfilled hazardous waste (metric tons)	105	76	37%
Wastewater Emissions
Total wastewater discharge (mil cubic meters)	1.7	1.5	10%
Total wastewater discharge (mil cubic meters/€ billion)	1.1	1.1	-1%
Total suspended solids (metric tons)	107.0	101.2	6%
Chemical oxygen demand (metric tons)	238.0	226.2	5%
Total nitrogen (metric tons)	33.0	35.3	-7%
Total phosphate (metric tons)	19.0	10.0	90%

* The percent variation is based on actual figures versus the rounded figures displayed in the table.

Recognition of Our Social and EHS Performance

Packaging facilities at Scoppito, Italy.

RECOGNIZING AVENTIS AS A GREAT PLACE TO WORK

Our attractive employment policies and benefits have earned us awards from outside organizations:

•                  Working Mother Magazine Recognition — Aventis was included in this prestigious list of the top 100 companies in recognition of our family friendly policies, including the company’s competitive compensation package, flexible work options, four weeks vacation for all employees, generous family and medical leave policy, work/life reimbursement accounts, and numerous training and educational programs to help employees achieve a work/life balance.

•                  Aventis Listed as a Great Place to Work — New Jersey Monthly magazine listed us among its Great Places to Work — a catalog of 31 large companies in the state that are desirable employers based on financial performance, employee benefits and corporate reputation.

•                  Aventis Named as One of Canada’s Top Employers — A genuine concern for its people and attractive human resources policies have earned Aventis recognition as one of Canada’s top 50 employers in the January 2003 issue of the Globe and Mail’s Report on Business Magazine. Of the 50 leading companies identified in the article, Aventis ranked 11th in Canada and first in Quebec. This is the third year in a row that Aventis has been named to the top 50 list.

•                  Incentive Marketing Association Circle of Excellence Award — The Circle of Excellence award recognizes companies that have designed innovative incentive programs to motivate their customers and employees - and Aventis won the honor for its “Over the Top” campaign, targeted to Primary Care Sales associates.

•                  Aventis Receives Virginia Commonwealth University School of Pharmacy Founder’s Medal — Supporting professional development in all of its forms constitutes an important area of company activity. In October 2002, Aventis was recognized for its continuing support of the Virginia Commonwealth University’s School of Pharmacy.

•                  Safety Award to Aventis Pharma Chile — Our company was distinguished as one of the top 5 companies (among 800) that demonstrated the lowest accident and risk rates for the past three years. The main purpose of the award is to recognize the important contribution that our company has made in the area of accident prevention, avoidance and reducing the economical, social effects and costs to the company as well as the country of Chile.

•                  Aventis Recognized for Outstanding Work in Reaching New Jersey Nonprofit Community — Aventis received a Corporate Philanthropy Award from the Community Foundation of New Jersey for our strong support of a diverse set of nonprofit groups. Aventis has provided funds as well as expertise and guidance as needed to groups including the American Cancer Society, Morris Land Conservancy, Jersey Battered Women’s Services and NJN’s Family Literacy Program. We were one of 19 companies selected for the 2002 award, out of a pool of more than 100 nominations.

SOCIALLY RESPONSIBLE INVESTMENT

Aventis is included in several socially responsible investment indices:

•                  Dow Jones Sustainable World Index (DJSI 2002), improving from the 10th ranked company in the Pharmaceutical Sector in 2001 to 5th ranked in 2002.

•                  FTSE4Good Europe Index

•                  Storebrand socially responsible investment funds

•                  ASPI Eurozone Index

SELECTED FACILITY AWARDS

•                  Bridgewater, New Jersey, Recognized with Return On Environment Award — The Bridgewater facility received a Return on Environment Partnership Award from GE Betz, a supplier of water treatment chemicals. GE Betz established the award in 1992 to recognize select customers whose accomplishments clearly demonstrate that environmental responsibility and profitability are very compatible goals. The award was based on the facility’s cooling tower upgrade and automation project, which reduced water consumption by more than 11,000 cubic meters annually, improved the management of Legionella risk, and reduced water treatment costs by approximately 51,000 each year.

•                  Waltloo, South Africa, Wins NOSCAR Award — The Waltloo, South Africa, site won the National Occupational Safety Credited Award known as “NOSCAR.” For 29 years this award has been given to South African companies in recognition of their commitment to the highest standards in health and safety in the workplace.

•                  Aventis Pasteur, Swiftwater Pennsylvania, Receives the 2002 Waste Watcher Award — The Pennsylvania Department of Environmental Protection presented the award for the facility’s outstanding recycling efforts. As new waste sources are identified, recycling opportunities are researched. Recyclable materials are collected facility wide - office areas, laboratories, cafeterias and break rooms as well as production areas. Employees are encouraged to recycle through informational locations such as computer generated internal announcements, postings on facility wide bulletin boards and most recently on the internal closed circuit television system.

•                  Aventis Kansas City, Missouri, Industrial Operations Receives EPA Award — The U.S. Environmental Protection Agency awarded Aventis Kansas City Industrial Operations with its 2002 Chemical Emergency Preparedness and Prevention Partnership Award. This award recognizes those individuals and organizations who are making a difference, going beyond what is required by law or job description in using creativity and innovation to fulfill the spirit of preparedness, prevention and response.

AVENTIS MANAGEMENT BOARD EHS AWARD

The Aventis Board of Management Environment, Health & Safety Award (which replaces the CEO Safety Award given in 2001) is intended to recognize and celebrate teams, sites or organizations within Aventis that have achieved excellence in any EHS area.

In late January 2003, Igor Landau, Chairman of the Management Board, and Richard J. Markham, Vice Chairman of the Management Board and Chief Operating Officer, presented the 2002 Aventis Board of Management EHS Award to the Industrial Operations Drug Product site in Scoppito, Italy.

Scoppito, situated in Abruzzo, central Italy, is a strategic site producing solid dose products such as Amaryl, Delix/Tritace and Ketek. The site has a strong tradition of involvement in the local community.

From a total of more than 60 entries worldwide, Scoppito took this prestigious award for its comprehensive and effective program of contractor risk prevention and its innovative heart disease prevention program. The facility received 15,000 to be donated, on behalf of Aventis, to its local community for investment in an EHS-related program. Four other sites were under consideration for the grand prize: Bridgewater, New Jersey, U.S.; Villeneuve-la-Garenne, France; Handok-Aventis, Korea; and Swiftwater, Pennsylvania, U.S. They each received 5,000 to donate to EHS projects in their local communities.

Aventis Global Leadership Conference in Florida, January 2003. From left to right: Richard J. Markham, Vice Chairman of the Management Board and Chief Operating Officer; Ferdinando Aspesi, Head, Quality Operations and EHS, Prescription Drugs; Raffaele Marola, Industrial Operations, Drug Products, Scoppito, Italy; and Igor Landau, Chairman of the Management Board.

Therapeutic Proteins

PROFILE

Aventis Behring L.L.C. is a global leader in the therapeutic protein industry. The company distributes products to over three-quarters of the world’s markets and produces nearly one-fifth of the world’s plasma-derived therapies. Aventis Behring offers more than 30 products in therapeutic categories including coagulation disorders, immune deficiencies, plasma expanders and wound-healing agents. With one of the world’s largest fully integrated plasma collection companies, Aventis Bio-Services, Inc., Aventis Behring is able to maintain control of the product cycle — raw material to licensed biological product — through processes designed to ensure the quality, purity and safety of its therapies.

Aventis Behring employs approximately 7,300 employees worldwide and is headquartered in King of Prussia, Pennsylvania, U.S.

EHS HIGHLIGHTS

Sharps Injury Prevention Program

In Aventis Bio-Services (ABS) plasma collection and testing facilities, needlestick and sharps injuries are of high concern due to the potential for exposure to human pathogenic organisms. Employees from the 90 plasma collection centers collectively perform more than six million venipunctures or fingersticks each year. Due to this significant repetitive risk of injury and exposure, ABS initiated an aggressive needlestick prevention program several years ago. The success of this effort is demonstrated by the notable reduction in needlestick and sharps injuries throughout the U.S. operations of ABS.

Environmental Management Systems Recertification

The Aventis Behring manufacturing site in Vienna has been a company leader in pursuing EMAS and ISO 14001 certification. Its innovative approach to management systems and documentation has been recognized by the certifying agents and local authorities as one of excellence. In 2002, the site was recertified using the same systematic approach, dedication to excellence, and integrated management of its EHS and Quality documentation system. The certifying agents had only minor comments and recommendations before reissuing the site certification. This is a continuing testament to the skill, dedication and teamwork of the Aventis Behring employees in Vienna.

Stand-Alone Infrastructure Developments

In the past years at both our Vienna and Barcelona manufacturing sites, we operated as tenants with infrastructure services provided by the site host and shared by the other businesses at the sites. Because the host businesses at these sites were being sold or closed, in 2002 we established these operations as stand-alone businesses relative to their locations with self-supporting infrastructure services. In the past year, each site had to complete a major infrastructure upgrade project in order to continue to operate as usual. These upgrades were all to be completed before the resumption of manufacturing — at a time when product was at a premium. The installations included high-efficiency, low-emission energy/steam sources, new fire protection capabilities and other critical services. The sites successfully completed these projects with only a minor impact on operations.

THERAPEUTIC PROTEINS

Indicator	2002	2001	change*
Sales (billion €)	1.07	1.13	-5%
Injuries and Illnesses
Lost time injury frequency rate (per million hours worked)	8.4	8.4	0%
Total reportable injury rate (per million hours worked)	13.6	15.9	-14%
Energy Consumption
Energy consumption (mil gJ)	1.20	1.12	7%
Energy consumption (mil gJ/€ billion)	1.11	0.99	13%
Natural gas usage (mil gJ)	0.88	0.83	5%
Purchased electricity (mil gJ)	0.32	0.29	13%
Coal usage (mil gJ)	0.00	0.00	0
Oil usage (mil gJ)	0.00	0.00	0
Water Consumption
Water consumption (mil cubic meters)	1.72	1.54	12%
Water consumption (mil cubic meters/€ billion)	1.61	1.36	19%
Well water supply (mil cubic meters)	0.00	0.00	0
Municipal water supply (mil cubic meters)	1.72	1.54	12%
River water supply (mil cubic meters)	0.00	0.00	0
Air Emissions
Carbon dioxide emissions (metric tons)	48,358	45,700	6%
Carbon dioxide emissions (metric tons/€ billion)	45,194	40,375	12%
Sulfur dioxide emissions (metric tons)	0	0	0%
Sulfur dioxide emissions (metric tons/€ billion)	0	0	5%
Nitrogen oxide emissions (metric tons)	43	44	-1%
Nitrogen oxide emissions (metric tons/€ billion)	41	39	5%
Volatile organic compounds (metric tons)	197	201	-2%
Volatile organic compounds (metric tons/€ billion)	184	178	3%
Ozone-depleting substances (metric tons)	3	1	138%
Ozone-depleting substances (metric tons/€ billion)	3	1	149%
Nonhazardous Waste Generated
Nonhazardous waste generated (metric tons)	9,850	9,697	2%
Nonhazardous waste generated (metric tons/€ billion)	9,206	8,567	7%
Recycled nonhazardous waste (metric tons)	4,859	4,789	1%
Incinerated nonhazardous waste (metric tons)	1,111	941	18%
Disposed nonhazardous waste, including landfilling (metric tons)	3,880	3,967	-2%
Hazardous Waste Generated
Hazardous waste generated (metric tons)	4,979	4,684	6%
Hazardous waste generated (metric tons/€ billion)	4,653	4,138	12%
Recycled hazardous waste (metric tons)	2,816	2,621	7%
Incinerated hazardous waste (metric tons)	1,353	1,235	10%
Landfilled hazardous waste (metric tons)	810	828	-2%
Wastewater Emissions
Total wastewater discharge (mil cubic meters)	1.7	1.5	15%
Total wastewater discharge (mil cubic meters/€ billion)	1.6	1.3	22%
Total suspended solids (metric tons)	160.1	190.4	-16%
Chemical oxygen demand (metric tons)	707.2	704.8	0%
Total nitrogen (metric tons)	15.3	10.2	50%
Total phosphate (metric tons)	15.3	22.8	-33%

* The percent variation is based on actual figures versus the rounded figures displayed in the table.

Social and Environmental Information

Information included in the Management Board’s report in application of article L 225-102-1 § 4 of the French Commercial Law

Page Number*
I — SOCIAL INFORMATION

A - The total number of employees, recruitments distinguishing between fixed-term contracts and contracts of indeterminate duration, possible recruitment difficulties, dismissals and their reasons, overtime and external workforce Information relative to plans to reduce the workforce and job preservation, to efforts at reclassification, to re-recruitment and accompanying measures	3,29,30

B - The organization of working time, the duration of working time for full-time salaried workers and part-time salaried workers, absenteeism and the reasons for it	30

C - Remuneration and its evolution, payroll taxes, the application of heading IV of book IV of the French labor code, professional equality between men and women	27,28,30

D - Professional relations and the results of collective agreements	28,30

E - Hygiene and safety conditions	30,33-34

F - Training	27,28,30

G - Employment and insertion of disabled workers	30

H - Company welfare services	27,30

I - The amount of subcontracting	30

J - Territorial impact of its activities with regard to employment and regional development	30

K - Relations between the company and insertion associations, educational establishments, environmental protection associations, consumer associations and the local population	14-15,30

L - Amount of subcontracting and the way in which the company promotes with subsidiaries with provisions of fundamental agreements of the International Labour Organization.	18,30

M - The way in which foreign subsidiaries of the company take into account the impact of their activities on regional development and the local population	n/a

II — ENVIRONMENTAL INFORMATION

A - The consumption of water, raw materials and energy with the measures taken to improve energy efficiency and the recourse to renewable energy sources, the conditions of using the ground, discharges into the air, water and ground that seriously affect the environment, noise pollution, odor nuisance and waste

35-39

B - The measures taken to limit interference with the biological balance, natural areas and protected species of animals and plant life	36

C - The evaluation and certification measures taken with regard to the environment	32

D - The measures taken, if necessary, to ensure the compliance of the activity of the company with the legal provisions and regulations applicable in this area	8,13-14,33

E - The costs incurred to prevent any consequences of the company’s activity for the environment	36,38

F - The existence of internal departments of the company for the management of the environment, the training and informing of employees in this regard, the means devoted to the reduction of risks to the environment, together with the organization put into place to deal with accidents leading to pollution with consequences for areas beyond those of the limits of the company premises	10,14,32

G - The sum of provisions and guarantees for risk with regard to the environment	39

H - The sum of compensation paid during the fiscal year due to a judicial decision with regard to the environment, and action undertaken for compensation for damage to the environment	33

I - All the elements concerning the objectives that the company assigns to its foreign subsidiaries with regard to the points A to F above	10-11,32

n/a = not available

* The page numbers refer to the printed document.

Global Reporting Initiative (GRI) Content

GRI Reference	Reporting Element	Page Number*
1.1	vision & strategy	6-11
1.2	Chairman’s statement	1-2
2.1	name of organization	3
2.2	products & services	3-5
2.3	operational structure	4
2.4	major divisions	4-5
2.5	countries of operation	4-5
2.6	ownership	4
2.7	markets served	4-5
2.8	scale of organization	3
2.9	list of stakeholders	14
2.10	contact person(s for report)	inside cover
2.11	reporting period	inside cover
2.12	date of last report	inside cover
2.13	boundaries of report	inside cover
2.14	significant changes	4
2.15	reporting joint ventures, subsidiaries, etc.	4
2.16	restatements	-
2.17	decision to not apply GRI	-
2.18	criteria for costs & benefits	-
2.19	measurement changes	-
2.20	accuracy & reliability of report	2,5,33
2.21	independent report assurance	48
2.22	access to additional information	throughout document
3.1	governance structure	13
3.2	board independence	13
3.3	board expertise	13
3.4	board & sustainability risks & opportunities	13
3.5	links to compensation	27,30
3.6	sustainability organization	13-14
3.7	vision & values	13
3.8	shareholder recommendations to board	14
3.9	identifying stakeholders	14-15
3.10	stakeholder consultation	9,15
3.11	stakeholder issues	7
3.12	use of stakeholder information	11,15
3.13	precautionary approach	9-10
3.14	subscribing to external initiatives	8,19,22
3.15	business associations	15
3.16	managing upstream & downstream impacts	9,18
3.17	managing indirect impacts	-
3.18	changes in location or operations	4
3.19	programs & procedures throughout document	throughout document
3.20	certification status	32
EC1	net sales	3.17
EC2	geographic markets	4-5
EC3	cost of goods purchased	18
EC4	contracts paid on time	18
EC5	total payroll & benefits	30
EC6	distributions to providers of capital	17
EC7	increase in retained earnings	17
EC8	taxes paid	17
EC9	subsidies received	17
EC10	donations	17,25,26
EN1	total material use	-
EN2	use of wastes as materials	-
EN3	energy use (by source)	35
EN4	indirect energy use	-
EN5	water use	36
EN6	location/size land owned in biodiversity-rich habitats	-
EN7	major impacts on biodiversity	36
EN8	greenhouse gas emissions	37
EN9	ozone depleting substances	37
EN10	NOX, SOX, other air emissions by type	37
EN11	total waste by type and destination	38
EN12	water discharges by type	38
EN13	significant spills	39
EN14	environmental impacts of products & services	9-10
EN15	% products sold reclaimable & actually reclaimed	-
EN16	compliance	8,13-14,33
LA1	breakdown of workforce	4-5,29
LA2	net employment creation & turnover by region	-
LA3%	employees represented by trade unions	-
LA4	employee consulting/negotiating over operational changes	27,32
LA5	practices on recording accidents/illnesses (ILO Code)	32,33
LA6	joint H&S committees with workers (% covered)	-
LA7	injury, lost day, absentee rates & fatalities	30,35
LA8	HIV/AIDS policies & programs	20
LA9	training hours annually by employee category	30
LA10	equal opportunity policies & programs	28
LA11	diversity of senior management & board	28
HR1	human rights policies, procedures, monitoring	13-14
HR2	considering human rights in investment & procurement	17-18
HR3	human rights monitoring of supply chain & contractors	17-18
HR4	policy, procedures preventing discrimination	28
HR5	freedom of association policy & procedures	29
HR6	child labor	18
HR7	forced & compulsory labor	-
SO1	managing impacts on communities	-
SO4	awards (social, ethical, environmental)	12-13
SO2	bribery & corruption	13,14,17
SO3	political contributions & lobbying	13,14,17
PR1	preserving customer health & safety	9-10
PR2	policy, procedures on product information/labeling	-
PR3	respect for customer privacy	-

* The page numbers refer to the printed document.

Third-Party Verification Statement

To: Aventis Management and Shareholders

At the request of Aventis S.A., PricewaterhouseCoopers (“PwC”) and Gerling Risiko Consulting (“GRC”) have conducted a verification of the Aventis Sustainability Report for 2002 (“The Sustainability Report”).

The Sustainability Report was prepared under the responsibility of Aventis management and takes into consideration emerging voluntary guidelines such as the Global Reporting Initiative (GRI). It also contains social and environmental information required under the recently adopted Decree no. 2002-221, dated 20 February 2002 (hereafter referred to as the ‘Decree’) in application of Article L.225-102-1 of French Commercial Law.

Objectives and scope of the verification

The objectives and scope of our verification procedures were as follows:

•                  Assessment of the effectiveness of Aventis Environment Health Safety (EHS) and headcount reporting processes and systems at global, regional and site levels;

•                  Review of EHS progress within Aventis Sustainable Healthcare program as described in the Sustainability Report and, in particular, verification of the sites’ progress towards the milestones associated with Aventis “Journey to EHS Excellence” program (see pages 10-11 and 32);

•                  Reading the information required under French law.

Verification process

In accordance with International Standards of Auditing (ISA), and in particular with ISA 910, we planned and conducted the following activities:

•                  We reviewed Aventis EHS standards and guidelines and other relevant EHS documentation. We also reviewed the conclusions of last year’s verification, which was performed by GRC alone.

•                  We conducted interviews with Corporate EHS and HR management at Aventis headquarters in Strasbourg (France) and Bridgewater (USA) to review the Corporate EHS reporting procedures and information systems;

•                  We interviewed EHS management during site visits at the following 10 locations: Bridgewater, Swiftwater and Kansas City in the USA; Frankfurt and Marburg in Germany; Marcy, Vertolaye, Compiègne, Romainville and Vitry in France;

•                  We conducted conference calls with EHS management at four different Aventis facilities: one in India, one in Mexico and two in Italy;

•                  We performed specific procedures to check, on a sample basis, selected consolidated EHS and headcount data.

Observations and conclusions

Our statement should be read in conjunction with the inherent limitations of correctness and completeness for EHS and social information.

Based on the review work as described above, our observations are as follows:

•                  Aventis EHS and headcount reporting systems and processes appear to operate effectively and we are confident that they allow Aventis to gather and collect reliable data;

•                  Aventis Corporate program “The Journey to EHS Excellence” appears to be well understood by EHS personnel that were interviewed at the Corporate and site levels. The majority of the Pharmaceutical sites we visited accomplished their related 2002 Milestones . Although Aventis Pasteur has only been taking part in “The Journey to EHS Excellence” for a short while, most of the program has already been initiated and significant progress has been made. In terms of accomplishing the 2002 Milestones, implementation of the program behind the Pharmaceutical divisions;

•                  By considering both French legal requirements and the GRI Guidelines, and taking into account the fact that the report was not prepared “in accordance” with GRI guidelines, Aventis has significantly broadened the scope of the Sustainability Report and has taken a major step towards “triple-bottom-line” reporting. Although environmental information is provided as required under Art. 2 of the Decree(1), further progress needs to be made as far as social information requested under Art. 1 of the Decree is concerned.

Although our review is not an audit according to International Standards of Auditing we can provide moderate assurance(2) that the information as referenced in the index of social and environmental information on page 46 of the Sustainability Report is free of material misstatements.

Recommendations for further improvements

As part of our work we have provided recommendations for further improvement in a verification report letter to Aventis management. Although it is not part of the statutory duties of an Auditor to render recommendations in a public verification statement, Aventis management has explicitly requested us to make the recommendations below public in this report.

Recommendations for further improvement of Aventis Sustainability performance include:

•                  While reporting of air emissions data is more complete and appears to be more reliable than in past years, additional emphasis should be placed on Volatile Organic Compounds (VOCs) emission.

•                  Sites located in industrial parks made progress in aggregating their data. However, the transition from single user sites to industrial parks needs particular attention to ensure that there is correct attribution of environmental loads to the individual facilities.

•                  Aventis web-based EHS data gathering systems were improved in 2002. However, manual data processing at sites should be further minimized. Guidance for software and other tools used for data calculation should be provided by Corporate, to the sites.

Gerling Risiko Consulting

Christian Jochum	Norbert Eigen

Coopers & Lybrand Audit,
Member of PricewaterhouseCoopers

Bernard Rabier

(1). In light of the recommendations for preparation of the reference document for the 2002 financial year (COB, January 2003).

(2). Moderate level of assurance — Positive statement (ISA 100, ISA 910 — Review). A verification is not an audit and the expression moderate level of assurance refers to the auditor having obtained sufficient appropriate evidence to be satisfied that the subject matter is plausible in the circumstances.

Imprint

Published by

Aventis, Strasbourg

Writing and Editing

ERM, Philadelphia

Aventis Communications and Public Affairs

Aventis Pharma Global EHS Systems

Design

ERM

Lithography

digital aktuell, Steinbach/Ts.

Printing

Brönners Druckerei, Frankfurt a. M.

Brand names appearing in italics throughout this report are trademarks of Aventis and its subsidiaries or associated companies, with the exception of Thymoglobuline, which is a registered trademark of Imtix-Sangstat.

Information Regarding Forward-Looking Statements

Statements in this document other than historical information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the strength of competition, the outcome of litigation and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the U.S. Securities and Exchange Commission.

Printed in March 2003 on paper that contains at least 50% recycled fiber, 20% post-consumer waste using vegetable-based inks.

www.aventis.com

Aventis

67917 Strasbourg · Cedex 9 · France · www.aventis.com